UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	⃞
Securities Act Rule 802 (Exchange Offer)	⊠
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	⃞
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	⃞
Exchange Act Rule 14e-2(d) (Subject Company Response)	⃞

CB GOLD INC. / FIRST SOURCE RESOURCES INC.
(Name of Subject Companies)

British Columbia, Canada
(Jurisdiction of Subject Companies' Incorporation or Organization)

CB GOLD INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A (CB GOLD INC.)
33650K109 (FIRST SOURCE RESOURCES INC.)
 (CUSIP Number of Class of Securities (if applicable))

Suite 907, 1030 West Georgia Street
Vancouver, British Columbia
V6E 2Y3
(778) 389-7274
Attention: Fabio Capponi
 (Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

June 30, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents.

            (a)        The following document, which is attached hereto, is being disseminated to the shareholders of CB Gold Inc. and First Source Resources Inc. or published in the home jurisdiction of the subject companies:

Document Number	Description

1.	Amended and Restated Amalgamation Agreement, dated June 28, 2010

             (b)        Not applicable.

Item 2.                      Informational Legends.

            A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or disseminated to U.S. holders.

Document 1

FIRST SOURCE RESOURCES INC.

and

CB GOLD INC.

AMENDED AND RESTATED

AMALGAMATION AGREEMENT

Dated as of April 20, 2010

Amended and Restated June 28, 2010

Table of Contents

ARTICLE 1. DEFINITIONS AND INTERPRETATION		2
1.1.	Definitions.	2
1.2.	Currency.	9
1.3.	Interpretation Not Affected By Headings; References to Sections.	9
1.4.	Number and Gender.	10
1.5.	Date for Any Action.	10
1.6.	Meanings.	10
1.7.	Knowledge.	10
1.8.	Schedules.	10

ARTICLE 2. THE AMALGAMATION		10
2.1.	Convening of Meetings.	10
2.2.	Notice of CB Gold Meeting, Notice of First Source Meeting and Circular.	11
2.3.	Securities Compliance.	11
2.4.	Preparation of Filings.	12
2.5.	Filing of Amalgamation Application.	13
2.6.	Effect of the Amalgamation.	13
2.7.	Amalgamated Corporation.	15
2.8.	Capital.	16

ARTICLE 3. RIGHTS OF DISSENT		17
3.1.	CB Gold Dissent Rights.	17
3.2.	First Source Dissent Rights.	17

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF CB GOLD		18
4.1.	Organization and Standing.	18
4.2.	Capitalization of CB Gold.	18
4.3.	Authority and No Violation.	19
4.4.	Consents, Approvals.	20
4.5.	Financial Statements, Reports.	21
4.6.	Liabilities.	21
4.7.	Litigation, Etc.	21
4.8.	Insurance.	21
4.9.	Absence of Certain Changes or Events.	21
4.10.	Tax.	22
4.11.	Employment Matters.	23
4.12.	Corporate Records.	23
4.13.	Compliance with Laws; Permits.	23
4.14.	Restrictions on Business Activities.	24
4.15.	Brokerage and Finders’ Fees.	24
4.16.	Solvency of CB Gold.	24
4.17.	Issuer Status.	24

4.18.	No Cease Trade Orders.	25
4.19.	Creditors of CB Gold.	25
4.20.	Non Arm’s Length Contracts.	25
4.21.	Conduct of Operations.	25
4.22.	Mineral Property Interests.	25
4.23.	Title to Mineral Properties.	25
4.24.	Documents of Title.	25
4.25.	Environmental Matters.	26
4.26.	No Guarantees or Indemnities.	26
4.27.	No Loans.	27
4.28.	No Swaps.	27
4.29.	Restrictions on Business.	27
4.30.	Auditor Recommendations.	27
4.31.	CB Gold Information.	27
4.32.	Material Contracts.	27
4.33.	Survival of Representations and Warranties.	27

ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF FIRST SOURCE		28
5.1.	Organization and Standing.	28
5.2.	Capitalization.	28
5.3.	Authority and No Violation.	29
5.4.	Consents, Approvals.	30
5.5.	Public Disclosure.	30
5.6.	Financial Statements, Reports.	31
5.7.	Liabilities.	31
5.8.	Litigation, Etc.	31
5.9.	Insurance.	31
5.10.	Absence of Certain Changes or Events.	32
5.11.	Tax.	32
5.12.	Employment Matters.	33
5.13.	Corporate Records.	33
5.14.	Compliance with Laws; Permits.	34
5.15.	Restrictions on Business Activities.	34
5.16.	Brokerage and Finders’ Fees.	34
5.17.	Solvency of First Source.	34
5.18.	Securities Laws and Stock Exchanges.	35
5.19.	No Cease Trade Orders	35
5.20.	Creditors of First Source.	35
5.21.	Non Arm’s-Length Contracts.	35
5.22.	Conduct of Operations.	36
5.23.	Mineral Property Interests.	36
5.24.	Title to Mineral Properties.	36
5.25.	Documents of Title.	36
5.26.	Environmental Matters.	36
5.27.	Geological Report.	37
5.28.	No Guarantees or Indemnities.	37

5.29.	No Loans.	38
5.30.	No Swaps.	38
5.31.	Restrictions on Business.	38
5.32.	Auditor Recommendations.	38
5.33.	First Source Information.	38
5.34.	Material Contracts.	38
5.35.	Survival of Representations and Warranties.	38

ARTICLE 6. COVENANTS AND AGREEMENTS		39
6.1.	Mutual Covenants.	39
6.2.	Covenants of CB Gold.	43
6.3.	Covenants of First Source.	46
6.4.	Access to Information.	49
6.5.	Closing Matters.	50

ARTICLE 7. CONDITIONS		50
7.1.	Mutual Conditions Precedent.	50
7.2.	Additional Conditions Precedent to the Obligations of First Source.	52
7.3.	Additional Conditions Precedent to the Obligations of CB Gold.	53
7.4.	Merger of Conditions.	54

ARTICLE 8. AMENDMENT AND TERMINATION		54
8.1.	Amendment.	54
8.2.	Termination.	54
8.3.	Termination for Superior Proposal.	56
8.4.	Effect of Termination.	56

ARTICLE 9. GENERAL		57
9.1.	Notices.	57
9.2.	Assets and Liabilities and Other Effects of Amalgamation.	58
9.3.	Assignment.	58
9.4.	Binding Effect.	58
9.5.	Third Party Beneficiaries.	58
9.6.	Waiver and Modification.	58
9.7.	No Personal Liability.	58
9.8.	Further Assurances.	59
9.9.	Expenses.	59
9.10.	Public Announcements; Appropriate Regulatory Approvals.	59
9.11.	Governing Law; Consent to Jurisdiction.	59
9.12.	Entire Agreement.	59
9.13.	Time of Essence.	60
9.14.	Severability.	60
9.15.	Counterparts.	60

Schedule “A” – Form of First Source Amalgamation Resolution
Schedule “B” – Form of CB Gold Amalgamation Resolution
Schedule “C” – Amalgamation Application
Schedule “D” – Articles of Amalco
Schedule “E” – Form of Lock-Up Agreement
Schedule “F” – Amalco Option Exchange Terms

AMENDED AND RESTATED AMALGAMATION AGREEMENT

THIS AMENDED AND RESTATED AMALGAMATION AGREEMENT dated as of the 20th day of April, 2010 and amended and restated on the 28th day of June, 2010.

BETWEEN:

FIRST SOURCE RESOURCES INC., a corporation existing pursuant to the provisions of the Business Corporations Act (British Columbia) (hereinafter referred to as “First Source”)

AND:

CB GOLD INC., a corporation existing pursuant to the provisions of the Business Corporations Act (British Columbia) (hereinafter referred to as “CB Gold”)

WITNESSES THAT:

WHEREAS First Source and CB Gold wish to combine their businesses by means of the Amalgamation (as defined herein) and entered into an Amalgamation Agreement dated as of April 20, 2010, which they have agreed to amend and restate as provided herein;

AND WHEREAS the board of directors of CB Gold has determined that the Amalgamation to be effected pursuant to this Agreement is advisable and in the best interests of CB Gold and has approved the transactions contemplated by this Agreement and determined to recommend approval of the Amalgamation and the other transactions contemplated hereby to the Holders of CB Gold Shares (as defined herein);

AND WHEREAS the board of directors of First Source has determined that the Amalgamation to be effected pursuant to this Agreement is advisable and in the best interests of First Source and has approved the transactions contemplated by this Agreement and determined to recommend approval of the Amalgamation and the other transactions contemplated hereby to the Holders of First Source Shares (as defined herein);

AND WHEREAS, in furtherance of the Amalgamation, the board of directors of CB Gold has agreed to submit the CB Gold Amalgamation Resolution (as defined herein) in accordance with Section 271 of the Business Corporations Act (British Columbia) to the Holders of CB Gold Shares for approval;

AND WHEREAS, in furtherance of the Amalgamation, the board of directors of First Source has agreed to submit the First Source Amalgamation Resolution (as defined herein) in accordance with Section 271 of the Business Corporations Act (British Columbia) to the Holders of First Source Shares for approval;

AND WHEREAS, upon the Amalgamation becoming effective, the CB Gold Securities (as defined herein) will be exchanged for corresponding Amalco Securities (as defined herein) in accordance with the provisions of this Agreement and the First Source Securities (as defined herein) will be exchanged for corresponding Amalco Securities in accordance with the provisions of this Agreement;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1.     DEFINITIONS AND INTERPRETATION

1.1.	Definitions.

In this Agreement, unless the context otherwise requires, the following words and terms shall have the meanings ascribed to them below:

“Acquisition Proposal”, in respect of First Source or CB Gold, means a proposal or offer by any Person (other than the other thereof or an affiliate of the other thereof), whether or not subject to conditions and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of First Source or CB Gold, respectively, or any of its Subsidiaries or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding voting shares of First Source or CB Gold, respectively, whether by means of an arrangement or amalgamation, a merger, consolidation or other business combination, a sale of shares or assets, a take-over bid, tender offer or exchange offer, or any other transaction involving First Source or CB Gold, respectively, or any of its Subsidiaries, including, without limitation, any single or multi-step transaction or series of related transactions structured to permit such Person to acquire beneficial ownership of all or a material portion of the assets of First Source or CB Gold, respectively, or any of its Subsidiaries or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of First Source or CB Gold, respectively (other than the transaction contemplated by this Agreement);

“affiliate” has the meaning ascribed thereto in the Securities Act unless otherwise expressly stated herein;

“Agents” means, collectively, GMP Securities L.P. and any other agents that may be engaged by CB Gold in connection with the Subscription Receipt Offering;

“Agreement” means this Amended and Restated Amalgamation Agreement, including the Schedules hereto, which is intended to constitute an “amalgamation agreement” for the purposes of Section 270 of the BCBCA;

“Amalco” means “CB Gold Inc.”, the corporation continuing from the Amalgamation upon the Effective Date;

“Amalco Agent Compensation Options” means the compensation options to be issued by Amalco to the Agents under the Amalgamation in exchange for the CB Gold Agent Compensation Options, each such Amalco Agent Compensation Option entitling its Holder to subscribe, upon payment of the subscription price therefor, for a period of 18 months after the listing of the Amalco Shares on the TSXV, for one Amalco Share and one-half of one common share purchase warrant, each such whole warrant entitling its Holder to purchase one Amalco Share upon payment of the exercise price therefor for a period of two years following the completion of the Amalgamation, as contemplated by the Engagement Agreement;

“Amalco Convertible Securities” means, collectively, the Amalco Financing Warrants, the Amalco Agent Compensation Options and the Amalco Options;

“Amalco Financing Warrants” means the common share purchase warrants to be issued by Amalco to Holders of Subscription Receipts on the exchange of such Subscription Receipts under the Amalgamation, each such Amalco Financing Warrant entitling its Holder to purchase one Amalco Share upon payment of the exercise price therefor for a period of two years following the completion of the Amalgamation in accordance with its terms, as contemplated by the Engagement Agreement;

“Amalco Options” means the stock options to be issued by Amalco under the Amalgamation in exchange for the CB Gold Options and the First Source Options, in each case, such option being exercisable pursuant to the terms of the Amalco Stock Option Plan for the purchase of Amalco Shares on the basis set out in Schedule “F” hereto;

“Amalco Securities” means, collectively, the Amalco Shares and the Amalco Convertible Securities;

“Amalco Shares” means common shares in the capital of Amalco;

“Amalco Stock Option Plan” means the stock option plan of Amalco, substantially in the form to be attached to the Circular, under which options to purchase up to 10% of the issued and outstanding Amalco Shares may be issued in accordance with the policies of the TSXV;

“Amalgamation” means the amalgamation of First Source and CB Gold pursuant to Section 270 of the BCBCA, as provided for in this Agreement;

“Amalgamation Application” means the amalgamation application in respect of the Amalgamation, to be substantially in the form and content of Schedule “C” hereto, to be filed with the Registrar, subject to the conditions of this Agreement, following the approval of the CB Gold Amalgamation Resolution by the Holders of CB Gold Shares and the approval of the First Source Amalgamation Resolution by the Holders of First Source Shares, as applicable;

“Appropriate Regulatory Approvals” means all of the rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities and the TSXV required for the completion of the transactions provided for in this Agreement and the Amalgamation;

“Articles of Amalco” means the articles of Amalco in the form set out in Schedule “D” hereto;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“Business Day” means a day on which commercial banks are generally open for business in Vancouver, British Columbia, other than a Saturday, Sunday or a day observed as a holiday in

Vancouver, British Columbia under the Laws of the Province of British Columbia or the federal Laws of Canada;

“CB Gold Agent Compensation Options” means the compensation options to be issued by CB Gold to the Agents as partial consideration for their services under the Engagement Agreement, which CB Gold Agent Compensation Options will be exchanged for Amalco Agent Compensation Options under the Amalgamation;

“CB Gold Amalgamation Resolution” means the special resolution of the Holders of CB Gold Shares approving the Amalgamation and adopting this Agreement, to be substantially in the form and content of Schedule “B” hereto;

“CB Gold Due Diligence Letter” means, collectively, the letters dated March 15, 2010 and April 16, 2010 from Dawn Wattie Law Corporation to First Source in response to the due diligence document request by First Source;

“CB Gold Disclosure Letter” means the letter dated April 20, 2010 from CB Gold to First Source providing disclosure of certain information referred to herein;

“CB Gold Dissent Rights” has the meaning ascribed thereto in Section 3.1(a);

“CB Gold Dissenting Shareholder” means a Holder of CB Gold Shares who properly dissents from the CB Gold Amalgamation Resolution in compliance with the CB Gold Dissent Rights;

 “CB Gold Interests” has the meaning ascribed thereto in Section 4.22;

“CB Gold Meeting” means the special meeting of the Holders of CB Gold Shares (including any adjournment(s) or postponement(s) thereof) to be called and held for the purpose of, among other things, considering and, if deemed advisable, approving the Amalgamation, adopting this Agreement and passing the CB Gold Amalgamation Resolution;

“CB Gold Options” means, collectively, the outstanding stock options to acquire up to 4,295,000 CB Gold Shares at a price of $0.50 per CB Gold Share;

“CB Gold Permits” has the meaning ascribed thereto in Section 4.13(b);

“CB Gold Securities” means, collectively, the CB Gold Shares, the CB Gold Options, the Subscription Receipts and the CB Gold Agent Compensation Options;

“CB Gold Shares” means the Class A common shares and Class B common shares in the capital of CB Gold;

“CB Gold Stock Option Plan” means the stock option plan of CB Gold, under which options to purchase up to 10% of the issued and outstanding CB Gold Shares may be issued in accordance with the policies of the TSXV;

“CB Gold Subsidiaries” means Cedar Business Investment Ltd., a British Virgin Islands corporation, Leyhat Corporation, a British Virgin Islands corporation and Leyhat Colombia Sucursal, a Colombian branch;

“Circular” means the joint management information circular of First Source and CB Gold to be prepared in connection with the Meetings by First Source and CB Gold and accepted by the TSXV;

“Confidentiality Agreement” means the confidentiality and non-competition agreement between CB Gold and First Source dated January 7, 2010;

“Constating Documents” means, as applicable, the notice of articles, articles, by-laws or other similar constating documents of any body corporate;

“date hereof” means, for greater certainty, June 28, 2010;

“Documents of Title” means, collectively, any and all mineral claims, certificates of title, leases, options, permits, licences, assignments, trust declarations, exploration agreements or procedures, sale and purchase agreements, joint venture agreements and other agreements by virtue of which the CB Gold Interests or the First Source Interests, as the case may be, are derived;

“Effective Date” means the date shown on the certificate of amalgamation issued by the Registrar pursuant to Section 281 of the BCBCA giving effect to the Amalgamation;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Employee Obligations” means the obligations of First Source or CB Gold, as applicable, to its respective directors, officers, employees and consultants for retention, severance, termination or bonus payments in connection with a termination of employment or change of control of First Source or CB Gold pursuant to any written agreements or resolutions of the board of directors of First Source or CB Gold, as applicable;

“Encumbrance” includes, whether or not registered or recorded, any and all mortgages, liens, licenses, charges, security interests, pledges, conditional sales contracts, options or other rights to acquire any interest in any property, and any adverse claims or rights in any property;

“Engagement Agreement” means the engagement agreement dated May 5, 2010 between CB Gold and GMP Securities L.P. in connection with the Subscription Receipt Offering, as it may be amended, and includes any agency agreement that may be entered into to supersede the Engagement Agreement;

“Environmental Laws” has the meaning ascribed thereto in Section 4.25(a);

“Exercise Date” has the meaning ascribed thereto in the Subscription Receipt Agreement;

“First Source Amalgamation Resolution” means the special resolution of the Holders of First Source Shares approving the Amalgamation and adopting this Agreement, to be substantially in the form and content of Schedule “A” hereto;

“First Source Disclosure Letter” means the letter dated April 20, 2010 from First Source to CB Gold providing disclosure of certain information referred to herein;

“First Source Dissent Rights” has the meaning ascribed thereto in Section 3.2(a);

“First Source Dissenting Shareholder” means a Holder of First Source Shares who properly dissents from the First Source Amalgamation Resolution in compliance with the First Source Dissent Rights;

“First Source Interests” has the meaning ascribed thereto in Section 5.23;

“First Source Meeting” means the special meeting of the Holders of First Source Shares (including any adjournment(s) or postponement(s) thereof) to be called and held for the purpose of, among other things, considering and, if deemed advisable, approving the Amalgamation, adopting this Agreement and passing the First Source Amalgamation Resolution;

“First Source Options” means the outstanding stock options to acquire 400,032 First Source Shares at a price of $0.15 per First Source Share;

“First Source Permits” has the meaning ascribed thereto in Section 5.14(b);

“First Source Public Disclosure” has the meaning ascribed thereto in Section 5.5;

“First Source Securities” means, collectively, the First Source Shares and the First Source Options;

“First Source Shares” means common shares in the capital of First Source;

“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board or authority of any of the foregoing or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“Holders” means, when used with reference to the CB Gold Securities, the First Source Securities or the Amalco Securities, the holders of such CB Gold Securities, First Source Securities or Amalco Securities, as applicable, shown from time to time in the registers maintained by or on behalf of CB Gold, First Source or Amalco, as applicable, in respect of such CB Gold Securities, First Source Securities or Amalco Securities, as applicable;

“Lac des Pics Report” means the report dated, June 7, 2007 and updated September 30, 2007, prepared in accordance with NI 43-101 relating to the Lac des Pics Project;

“Laws” means all statutes, regulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any Governmental Entity or self-regulatory authority (including the TSXV);

“Lock-Up Agreements” means the agreements in the form attached hereto as Schedule “E” pursuant to which, among other things, each of the directors, officers and certain shareholders of First Source agree irrevocably to vote the First Source Shares owned by them, directly or indirectly, or over which they exercise control or direction, in favour of the First Source Amalgamation Resolution and to otherwise support the Amalgamation;

“Material Adverse Effect”, when used in connection with CB Gold, First Source or Amalco, means any change, effect, event or occurrence, that is, or would be reasonably expected to be, materially adverse with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, prospects, operations or results of operations of CB Gold, First Source or Amalco, respectively, and its Subsidiaries, taken as a whole, excluding (a) any decrease in the trading price or value of the CB Gold Shares or the First Source Shares resulting from the announcement of the execution of this Agreement or the transactions contemplated hereby, (b) any change, effect, event or occurrence relating to the global economy or securities markets in general or resulting from a change in the price of gold, any natural disaster, the commencement, occurrence or continuation of any war, armed hostility or act of terrorism or any generally applicable change in Laws;

“material fact” has the meaning ascribed thereto in the Securities Act;

“Meetings” means, collectively, the First Source Meeting and the CB Gold Meeting;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators;

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions adopted by the Canadian Securities Administrators;

“Notice of CB Gold Meeting” means the notice of the CB Gold Meeting to be provided by CB Gold to the Holders of the CB Gold Shares;

“Notice of First Source Meeting” means the notice of the First Source Meeting to be provided by First Source to the Holders of the First Source Shares;

“Person” means and includes an individual, firm, sole proprietorship, partnership, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative, Governmental Entity, or other entity, whether or not having legal status;

“Registrar” means the Registrar of Companies for the Province of British Columbia appointed under Section 400 of the BCBCA;

“Securities Act” means the Securities Act (British Columbia), as amended;

“Securities Authorities” means the relevant securities commissions, stock exchanges or similar regulatory authorities in the provinces and territories of Canada and the United States of America and the applicable states thereof;

“Securities Laws” means all securities laws, statutes, rules and regulations and all notices, blanket orders, blanket rulings and policies of the TSXV and the Securities Authorities;

“Subscription Receipt Agreement” means the subscription receipt agreement to be entered into among CB Gold, the Agents and Computershare Trust Company of Canada in connection with the issuance of the Subscription Receipts;

“Subscription Receipt Offering” means the issue and sale by CB Gold of the Subscription Receipts for aggregate gross proceeds of up to $40,250,000 (including gross proceeds from Subscription Receipts issued and sold under an over-allotment option granted to the Agents pursuant to the Engagement Agreement);

“Subscription Receipts” means the subscription receipts to be issued by CB Gold pursuant to the Subscription Receipt Offering (including Subscription Receipts issuable under an over-allotment option granted to the Agents pursuant to the Engagement Agreement), each such Subscription Receipt being exchangeable under the Amalgamation, without any additional consideration, for one Amalco Share and one-half of one Amalco Financing Warrant in accordance with the terms of such Subscription Receipts, as contemplated by the Engagement Agreement;

“Subsidiary” means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;

“Superior Proposal” means, in respect of First Source or CB Gold, an unsolicited bona fide written Acquisition Proposal in respect thereof which (i) is not subject to a financing condition or otherwise contingent or conditional upon the Person making the Acquisition Proposal obtaining financing in order to complete the Acquisition Proposal; (ii) is not subject to a due diligence condition other than confirmatory due diligence; and (iii) the board of directors of First Source or CB Gold, respectively, has determined in good faith (after receiving the advice of its outside legal counsel and financial advisors) is reasonably capable of completion without undue delay, taking into account all legal, financial, regulatory and other aspects thereof and of the Person making it and would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction more favourable from a financial point of view to its shareholders than the Amalgamation (after taking into consideration any amendment or proposed amendment of the Amalgamation as contemplated in Section 6.2(e)(iv) or 6.3(f)(iv), as applicable);

“Swaps” means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of such transactions or any combination of such transactions);

“Tax” and “Taxes” means, with respect to any Person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes (including source withholdings in respect of income taxes, Canada Pension Plan and employment insurance premiums), payroll taxes, employment taxes, pension plan premiums, excise, severance, social security premiums, workers’ compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Tax Returns” means all returns, declarations, reports, information returns and statements filed or required to be filed with any taxing authority relating to Taxes;

“Time of Closing” has the meaning ascribed thereto in Section 6.5(a);

“TSXV” means the TSX Venture Exchange; and

“TSXV Policy 5.2” means TSXV Policy 5.2 – Changes of Business and Reverse Take-Overs, as amended.

1.2.	Currency.

All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3.	Interpretation Not Affected By Headings; References to Sections.

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and the Schedules hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.  Unless the context otherwise requires, all references to “Sections” and “Articles” herein are to the relevant article, section, subsection, paragraph or subparagraph of this Agreement.

1.4.	Number and Gender.

Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

1.5.	Date for Any Action.

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6.	Meanings.

Words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA, unless otherwise defined herein or the context otherwise requires. Unless otherwise specifically indicated or the context otherwise requires, “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

1.7.	Knowledge.

Where the phrases “to the knowledge of First Source” or “to the knowledge of CB Gold” are used in respect of First Source or CB Gold, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (A) in the case of First Source, the collective actual knowledge of the President and Chief Executive Officer of First Source and the Corporate Secretary of First Source, after reasonable inquiry; and (B) in the case of CB Gold, the collective actual knowledge of the President and Chief Executive Officer of CB Gold and the Chief Financial Officer of CB Gold, after reasonable inquiry.

1.8.	Schedules.

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule “A”	Form of First Source Amalgamation Resolution
Schedule “B”	Form of CB Gold Amalgamation Resolution
Schedule “C”	Amalgamation Application
Schedule “D”	Articles of Amalco
Schedule “E”	Form of Lock-Up Agreement
Schedule “F”	Amalco Option Exchange Terms

ARTICLE 2.     THE AMALGAMATION

2.1.	Convening of Meetings.

(a)	CB Gold shall lawfully convene and hold the CB Gold Meeting as soon as reasonably practicable and, in any event, no later than August 31, 2010, subject to such adjournments or postponements as may be agreed to by CB Gold and First Source.

(b)
First Source shall lawfully convene and hold the First Source Meeting as soon as reasonably practicable and, in any event, no later than August 31, 2010, subject to such adjournments or postponements as may be agreed to by CB Gold and First Source.

2.2.	Notice of CB Gold Meeting, Notice of First Source Meeting and Circular.

As promptly as reasonably practicable and in accordance with applicable Laws and its Constating Documents, CB Gold shall prepare the Notice of CB Gold Meeting, First Source shall prepare the Notice of the First Source Meeting and each of CB Gold and First Source shall prepare the Circular together with any other documents required by the Securities Act, the BCBCA or other applicable Laws and their respective Constating Documents in connection with the approval of the CB Gold Amalgamation Resolution, the First Source Amalgamation Resolution and all matters related thereto.  Each of First Source and CB Gold shall give the other party timely opportunity to review and comment on all such documentation and all such documentation shall be reasonably satisfactory to First Source and CB Gold, as the case may be, before it is filed or distributed to the Holders of CB Gold Shares or the Holders of First Source Shares and each of First Source and CB Gold will provide the other party, in a timely manner, with its comments thereon and any proposed additions and deletions thereto or therefrom after each receipt of drafts of such documentation from the other party.  As promptly as reasonably practicable after the date hereof and in accordance with applicable Laws and its Constating Documents, CB Gold shall cause the Notice of CB Gold Meeting, the Circular and other documentation required in connection with the CB Gold Meeting to be sent to each Holder of CB Gold Shares. As promptly as reasonably practicable after the date hereof and in accordance with applicable Laws and its Constating Documents, First Source shall cause the Notice of First Source Meeting, the Circular and other documentation required in connection with the First Source Meeting to be sent to each Holder of First Source Shares.  The Circular shall contain a recommendation of the board of directors of First Source to the Holders of the First Source Shares to vote in favour of passing the First Source Amalgamation Resolution, a special resolution authorizing the sale by First Source of its Lac des Pics property and all related matters at the First Source Meeting and a recommendation of the board of directors of CB Gold to the Holders of the CB Gold Shares to vote in favour of passing the CB Gold Amalgamation Resolution and all related matters at the CB Gold Meeting.

2.3.	Securities Compliance.

First Source shall use commercially reasonable efforts to obtain all such orders as may be required from the applicable Governmental Entities and the TSXV, subject to escrow conditions imposed by the TSXV, to permit the issuance and first resale of the Amalco Securities issuable pursuant to the Amalgamation and the Amalco Shares issuable upon the exercise of the Amalco Financing Warrants, the Amalco Agent Compensation Options, the Amalco Options and the warrants to purchase Amalco Shares issuable upon the exercise of the Amalco Agent Compensation Options, in each case without the qualification or approval, filing of any prospectus or similar document, the taking of any proceeding or obtaining of any further order, ruling or consent, in each case under any Securities Laws or other Laws or pursuant to the rules and regulations of any Governmental Entity administering such laws, or the fulfillment of any other legal requirement in any relevant jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a Holder being a “control person” for purposes of Securities Laws).

2.4.	Preparation of Filings.

(a)	First Source and CB Gold shall cooperate in:

(i)
the preparation of any application for the orders and the preparation of any documents reasonably deemed by First Source or CB Gold to be necessary to discharge their respective obligations under Securities Laws or other applicable Laws in connection with the Amalgamation and the other transactions contemplated hereby;

(ii)
the taking of all such actions as may be required under any applicable Securities Laws (including “blue sky laws”) or other applicable Laws in connection with the issuance of the Amalco Securities in connection with the Amalgamation and any securities issuable upon the exercise thereof; provided, however, that with respect to the United States “blue sky” and Canadian provincial qualifications, neither First Source nor CB Gold shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the offer and sale of the Amalco Securities; and

(iii)	the taking of all such actions as may be required under the BCBCA in connection with the transactions contemplated by this Agreement.

(b)
Each of First Source and CB Gold shall promptly furnish to the other all information concerning it and its securityholders as may be required in order to effect the actions described in Section 2.2 and Section 2.3 and the foregoing provisions of this Section 2.4, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Amalgamation and the other transactions contemplated by this Agreement will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated in any relevant document or necessary in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is furnished.

(c)
Each of First Source and CB Gold shall promptly notify the other if at any time before or after the Effective Time it becomes aware that the Notice of CB Gold Meeting, the Notice of First Source Meeting, the Circular or an application for any order described in Section 2.3 contains any misrepresentation or any untrue statement of a material fact or omits to state a material fact required to be stated

therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Notice of CB Gold Meeting, the Notice of First Source Meeting, the Circular or such application. In any such event, First Source and CB Gold shall cooperate in the preparation of a supplement or amendment to the Notice of CB Gold Meeting, the Notice of First Source Meeting, the Circular or such other document, as required and as the case may be, and, if required, shall cause such document or documents to be distributed to the Holders of CB Gold Shares, the Holders of First Source Shares or filed with the relevant Securities Authorities, as the case may be.

(d)
Subject to CB Gold complying with Section 2.4(b), First Source shall ensure that each of the Notice of First Source Meeting and the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made. Without limiting the generality of the foregoing, First Source shall ensure that the Circular complies with TSXV Policy 5.2 and any other conditions to the Amalgamation stipulated by the TSXV.

(e)
Subject to First Source complying with Section 2.4(b), CB Gold shall ensure that the Notice of CB Gold Meeting and the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made. Without limiting the generality of the foregoing, CB Gold shall ensure that the Circular complies with TSXV Policy 5.2 and any other conditions to the Amalgamation stipulated by the TSXV.

2.5.	Filing of Amalgamation Application.

Subject to the rights of termination contained in Article 8, upon the Holders of CB Gold Shares approving the CB Gold Amalgamation Resolution and upon the Holders of First Source Shares approving the First Source Amalgamation Resolution, in accordance with the provisions of the BCBCA, CB Gold and First Source shall jointly file with the Registrar the Amalgamation Application and such other documents as are required to be filed under the BCBCA, and shall take all such other actions as are necessary or desirable, to effect the Amalgamation and the other transactions contemplated hereby.

2.6.	Effect of the Amalgamation.

The following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	at the Effective Time:

(i)
CB Gold and First Source shall amalgamate to form Amalco and shall continue as one company under the BCBCA in the manner set out in Section 2.7 hereof and with the effect set out in Section 282 of the BCBCA; and

(ii)
the CB Gold Shares, the CB Gold Options and the First Source Securities issued and outstanding immediately prior to the Effective Time shall be exchanged for Amalco Shares and Amalco Options as follows:

A.	each one CB Gold Share issued and outstanding (other than CB Gold Shares held by Dissenting Shareholders, to whom Section 3.1(a) applies), shall be exchanged for one Amalco Share;

B.	the CB Gold Options issued and outstanding shall be exchanged for Amalco Options on the basis set out in Schedule “F” hereto;

C.
each one First Source Share issued and outstanding (other than First Source Shares held by Dissenting Shareholders, to whom Section 3.2(a) applies) shall be exchanged for 0.254512 of one Amalco Share; and

D.	the First Source Options issued and outstanding shall be exchanged for Amalco Options on the basis set out in Schedule “F” hereto; and

(b)	on the Exercise Date:

(i)
each one Subscription Receipt issued and outstanding immediately prior to the Effective Time shall be exchanged for one Amalco Share and one-half of one Amalco Financing Warrant immediately after the deemed receipt by CB Gold of the aggregate issue price for the Subscription Receipts pursuant to Section 6.2 of the Subscription Receipt Agreement; and

(ii)	each one CB Gold Agent Compensation Option issued and outstanding immediately prior to the Effective Time shall be exchanged for one Amalco Agent Compensation Option; and

(c)	with respect to each CB Gold Security and First Source Security exchanged in accordance with Sections 2.6(a) and (b):

(i)
the Holders of such CB Gold Securities and First Source Securities shall, as of the Effective Time or the Exercise Date, as the case may be, no longer hold such CB Gold Securities and First Source Securities and instead be deemed to hold the Amalco Securities issued to them pursuant to Sections 2.6(a) and (b), the certificates or agreements representing such CB Gold Securities and First Source Securities shall be deemed to have been cancelled as of the Effective Time or the Exercise Date, as the case may be, and the Holders of such CB Gold Securities and First Source Securities shall be entitled to receive in substitution therefor certificates or agreements representing the Amalco Securities issued to them pursuant to the Amalgamation (and such certificates or agreements representing CB Gold Securities and First Source Securities shall, as of and after the Effective Time or the Exercise Date, as the case may be, represent only the right to receive the Amalco Securities issued to them pursuant to the Amalgamation);

(ii)
the Holders thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such securities in accordance with Sections 2.6(a) and (b); and

(iii)	any fractional interests resulting from the transactions provided for in Sections 2.6(a) and (b) shall be rounded down to the nearest whole Amalco Security;

provided that none of the steps set out in Section 2.6(a) shall occur or shall be deemed to occur unless all of such steps set out in Section 2.6(a) occur and none of the steps set out in Section 2.6(b) shall occur or be deemed to occur unless all of such steps set out in Section 2.6(b) occur.

2.7.	Amalgamated Corporation.

Unless and until otherwise determined, prior to the Effective Time, by First Source and CB Gold, and after the Effective Time, by Amalco or by its directors or the Holders of the Amalco Shares in the manner provided in the BCBCA or the Articles of Amalco, the following provisions shall apply:

(a)	the name of Amalco shall be “CB Gold Inc.”;

(b)
the Amalgamation Application (including the Notice of Articles of Amalco) shall contain the information set out in Schedule “C” hereto and the Articles of Amalco shall be in the form set out in Schedule “D” hereto and such Articles have been signed by one of the first directors of Amalco referred to in Section 2.7(d);

(c)	the mailing and delivery addresses of Amalco, until changed in accordance with the BCBCA, shall be as set out in the Notice of Articles referred to in Section 2.7(b);

(d)	the number of directors of Amalco shall be four. The full names and prescribed addresses of the first directors of Amalco are:

	Full Name	Prescribed Address
	Fabio Capponi	699 Cardero Street, Vancouver, BC V6G 3H7
	Giles Edward Baynham	633 Kinghorne Mews, Vancouver BC V6Z 3H3
	Peter Barnes	131 Kensington Road, North Vancouver, BC V7N 1P2
	Juan Manuel Pelaez	Apartamento 702, Calle 112, #1-10 Este Torre 5, Bogota, Colombia

and each such director shall hold office until he ceases to hold office as provided in the BCBCA or the Articles of Amalco;

(e)	the full names and offices of the first officers of Amalco are:

	Full Name	Office
	Fabio Capponi	President and Chief Executive Officer
	Giles Edward Baynham	Chairman and Vice President, Corporate Development
	Susan Rubin	Chief Financial Officer
	Dawn Wattie	Corporate Secretary
	Ana Milena Vasquez	Vice President, Operations – Colombia
	Alberto Martin Rios Carranza	Chief Geologist – Colombia

and the officers shall hold office at the pleasure of the directors of Amalco;
(f)
the auditors of Amalco, until the first annual general meeting of the shareholders of Amalco, shall be BDO Canada LLP, Chartered Accountants and Advisors, unless and until such auditors resign or are removed in accordance with the provisions of the BCBCA;

(g)	the financial year end of Amalco shall be December 31; and

(h)	the Amalco Stock Option Plan shall become effective, until repealed, amended or altered.

2.8.	Capital.

Upon the Amalgamation, Amalco shall add to the capital account maintained in respect of the Amalco Shares an amount equal to the aggregate paid up capital for purposes of the Tax Act of the First Source Shares immediately before the Effective Time plus the aggregate paid up capital for purposes of the Tax Act of the CB Gold Shares immediately before the Effective Time and after giving effect to the exchanges of the CB Gold Shares and the First Source Shares into Amalco Shares in accordance with Section 2.6(a)(ii).

ARTICLE 3.     RIGHTS OF DISSENT

3.1.	CB Gold Dissent Rights.

(a)
A Holder of CB Gold Shares may exercise rights of dissent with respect to such CB Gold Shares pursuant to and in the manner set forth in Section 272 and Division 2 of Part 8 of the BCBCA (the “CB Gold Dissent Rights”) in connection with the Amalgamation. If a Holder of CB Gold Shares duly exercises such CB Gold Dissent Rights (including by sending a notice of dissent to CB Gold) and such Holder is ultimately entitled to be paid fair value for his, her or its CB Gold Shares, such shares are deemed to have been surrendered to CB Gold for cancellation immediately prior to the Effective Time.

(b)
If a CB Gold Dissenting Shareholder is ultimately determined not to be entitled, for any reason, to be paid fair value for his, her or its CB Gold Shares, such CB Gold Dissenting Shareholder shall be deemed to have participated in the Amalgamation, as of the Effective Time, on the same basis as a Holder of CB Gold Shares who does not exercise rights of dissent.

3.2.	First Source Dissent Rights.

(a)
A Holder of First Source Shares may exercise rights of dissent with respect to such First Source Shares pursuant to and in the manner set forth in Section 272 and Division 2 of Part 8 of the BCBCA in connection with the Amalgamation and pursuant to and in the manner set forth in Section 301(5) and Division 2 of Part 8 of the BCBCA in connection with the proposed sale by First Source of its Lac des Pics property (the “First Source Dissent Rights”).  If a Holder of First Source Shares duly exercises such First Source Dissent Rights (including by sending a notice of dissent to First Source) and such Holder is ultimately entitled to be paid fair value for his, her or its First Source Shares, such shares are deemed to have been surrendered to First Source for cancellation immediately prior to the Effective Time.

(b)
If a First Source Dissenting Shareholder is ultimately determined not to be entitled, for any reason, to be paid fair value for his, her or its First Source Shares, such First Source Dissenting Shareholder shall be deemed to have participated in the Amalgamation, as of the Effective Time, on the same basis as a Holder of First Source Shares who does not exercise rights of dissent.

ARTICLE 4.     REPRESENTATIONS AND WARRANTIES OF CB GOLD

CB Gold represents and warrants to and in favour of First Source, and acknowledges that First Source is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Amalgamation, as follows:

4.1.	Organization and Standing.

(a)
CB Gold has been duly incorporated and is a valid and subsisting corporation under the provisions of the Laws of its jurisdiction of incorporation, has all requisite corporate power and authority to carry on its business as now being carried on by it and to own or lease and operate its properties and assets and is duly licensed or otherwise qualified to carry on business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, except where, individually or in the aggregate, the failure to be so licensed or qualified would not have a Material Adverse Effect on CB Gold.

(b)
CB Gold is the registered and beneficial owner of 100% of the outstanding shares of each of the CB Gold Subsidiaries with good and valid title to all such securities, free and clear of all liens and Encumbrances and no Person holds any securities convertible or exchangeable into shares of any of the CB Gold Subsidiaries or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares or other securities (including convertible securities) of any of the CB Gold Subsidiaries.

(c)	The only subsidiaries of CB Gold are the CB Gold Subsidiaries.

4.2.	Capitalization of CB Gold.

(a)
The authorized share capital of CB Gold consists of 52,000,000 Class A common shares and 48,000,000 Class B common shares.  As of the date hereof, 69,710,136 CB Gold Shares have been issued and are outstanding. All of the CB Gold Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable and are not subject to, and were not issued in violation of, any pre-emptive rights.

(b)
Except for the CB Gold Options and the CB Gold Agent Compensation Options (including securities issuable in connection therewith), pursuant to agreements, options and other documents relating to the potential acquisition by CB Gold of interests in mineral properties and the issuance of 12,000 CB Gold Shares to an investment dealer in connection with a previous financing by CB Gold, CB Gold does not have any outstanding agreements, subscriptions, warrants, options or commitments (pre-emptive, contingent or otherwise), and it has not granted any rights or privileges capable of becoming an agreement, subscription, warrant, option or commitment, obligating CB Gold to offer, sell, repurchase or otherwise acquire, transfer, pledge or encumber any shares in the capital of CB Gold, or other securities, and there are no outstanding securities or obligations of any kind convertible into or exercisable or exchangeable for any capital stock of CB Gold. There are no outstanding bonds, debentures or other evidences of indebtedness of CB Gold having the right to vote or that are exchangeable or convertible for or exercisable into securities having the right to vote on any matter as of the date hereof.

(c)
CB Gold does not have any shares or other interests in any corporation or Person, other than the CB Gold Subsidiaries. CB Gold is not a party to any agreement or arrangement to acquire any shares or other interests in any other corporations or Persons.

(d)
As of the date hereof, there are no shareholder agreements, proxies, voting trusts, rights to require registration under Securities Laws or other arrangements or commitments to which CB Gold is a party or bound with respect to the voting, disposition or registration of any outstanding securities of CB Gold.

(e)
Except as may be required by the TSXV in connection with the Amalgamation, to the knowledge of CB Gold, none of the CB Gold Shares held by the Holders thereof are subject to any escrow restrictions, pooling arrangements or voting trusts, voluntary or otherwise.

4.3.	Authority and No Violation.

(a)
Subject to the approval of the CB Gold Amalgamation Resolution by the requisite majority of the Holders of CB Gold Shares, CB Gold has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated hereby have been duly authorized by the board of directors of CB Gold. This Agreement has been duly executed and delivered by CB Gold and constitutes a valid and binding obligation of CB Gold, enforceable in accordance with its terms, subject only to the following qualifications:

(i)	an order of specific performance and an injunction are discretionary remedies and, in particular, may not be available where damages are considered an adequate remedy; and

(ii)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws generally affecting the enforceability of creditors’ rights.

(b)
None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, and will not with the giving of notice or the lapse of time or both:

(i)	conflict with any of the terms, conditions or provisions of the Constating Documents of CB Gold;

(ii)
subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 4.4 being made or obtained, violate any provision of any Laws applicable to CB Gold;

(iii)
conflict with, result in a breach of, constitute a default under or accelerate or permit the acceleration of the performance required by, any agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which CB Gold is a party or by which it is bound or to which its property is subject; or

(iv)
result in the cancellation, suspension or alteration in the terms of any licence, permit or authority held by CB Gold or in the creation of any Encumbrance upon any of the assets of CB Gold under any agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other Person any interest or rights, including rights of purchase, termination, cancellation or acceleration;

except in the case of clauses (ii) through (iv) for any of the foregoing that would not, individually or in the aggregate, have a Material Adverse Effect on CB Gold or impair the ability of CB Gold to perform its obligations hereunder or prevent or delay the consummation of any of the transactions contemplated hereby.

(c)
The board of directors of CB Gold at a meeting duly called and held or by written resolutions has determined by unanimous approval that the transactions contemplated by this Agreement are fair to the Holders of CB Gold Shares and in the best interests of CB Gold and has recommended that such Holders of CB Gold Shares vote in favour of the transactions contemplated by this Agreement at the CB Gold Meeting.

4.4.	Consents, Approvals.

No consent, approval, order or authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required by or with respect to CB Gold in connection with the execution and delivery of this Agreement by CB Gold, the performance of its obligations hereunder or the consummation by CB Gold of the transactions contemplated hereby, other than (a) the approval by the Holders of CB Gold Shares of the CB Gold Amalgamation Resolution, (b) the approval of the TSXV, (c) such registrations and other actions required under Securities Laws as are contemplated by this Agreement, (d) any filings with the Registrar, and (e) any other consents, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on CB Gold or prevent or delay the consummation of any of the transactions contemplated hereby or impair CB Gold’s ability to perform its obligations hereunder.

4.5.	Financial Statements, Reports.

(a)
The audited financial statements of CB Gold for the year ended December 31, 2009 (including any related notes thereto) (the “CB Gold Financial Statements”) (i) have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the period involved, (ii) complied in all material respects with the requirements of applicable Laws, and (iii) fairly present the consolidated financial position, results of operations and cash flows of CB Gold as of the dates thereof and for the periods covered thereby.

(b)	From December 31, 2009 to the date hereof, there has been no change by CB Gold in its accounting policies, methods, practices or principles.

4.6.	Liabilities.

Except as disclosed or reflected in the CB Gold Financial Statements or as reasonably incurred in the ordinary course of CB Gold’s business since December 31, 2009, CB Gold has no liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian generally accepted accounting principles to be reflected on a balance sheet of CB Gold) that have constituted or would be reasonably likely to constitute a Material Adverse Effect.

4.7.	Litigation, Etc.

There are no actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of CB Gold, instituted or, to the knowledge of CB Gold, pending or threatened against or affecting CB Gold at law or in equity or before or by any Governmental Entity, and there is no judgment, order, decree or award of any Governmental Entity having jurisdiction, obtained, pending or, to the knowledge of CB Gold, threatened against CB Gold and neither CB Gold nor its assets or properties is subject to any outstanding judgment, order, writ, injunction or decree.

4.8.	Insurance.

Except as set out in the CB Gold Due Diligence Letter, no policies of insurance are in force as of the date hereof naming CB Gold as an insured regarding the operation and conduct of the business of CB Gold.

4.9.	Absence of Certain Changes or Events.

(a)
Each contract or agreement between CB Gold and any other Person which is material to the ownership, use or operation of a material portion of the business, properties or assets of CB Gold is in full force and effect and, to the knowledge of CB Gold, is valid, binding and enforceable against each of the parties thereto in accordance with its terms (subject only to the qualifications set out in Sections 4.3(a)(i) and (ii)) and no material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a material breach or default.

(b)
Since December 31, 2009, CB Gold has not: (i) declared or paid any dividends or made any distribution of its properties or assets to the Holders of CB Gold Shares and CB Gold has not disposed of any of its properties or assets or incurred any material indebtedness; or (ii) made or suffered any change or changes in its financial condition, assets, liabilities or business which, singly or in the aggregate, have a Material Adverse Effect or could have a Material Adverse Effect.

(c)	Except as set out in the CB Gold Due Diligence Letter, CB Gold has conducted its business only in the ordinary course in a manner consistent with past practice since December 31, 2009.

4.10.	Tax.

(a)
CB Gold has timely filed, or caused to be filed, all material Tax Returns required to be filed by it (all of which returns were correct and complete in all material respects), has timely paid, or caused to be paid, all Taxes due and payable by it and has satisfied in full in all respects all Tax withholding, deposit and remittance requirements imposed on or with respect to CB Gold. CB Gold’s financial statements for the year ended December 31, 2009 contain an adequate provision in accordance with Canadian generally accepted accounting principles for all material amounts of Taxes payable in respect of each period covered by such financial statements to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Return. CB Gold has made adequate provision in accordance with Canadian generally accepted accounting principles in its books and records for any amount of Taxes material to CB Gold and accruing in respect of any accounting period ending subsequent to the period covered by such financial statements.

(b)
CB Gold has not received any written notification that any issue involving an amount of Taxes has been raised (and is currently pending) by the Canada Revenue Agency or any other taxing authority, including any sales tax authority, and no waivers of statutes of limitations or objections to any assessments or reassessments involving an amount of Taxes have been given, filed or requested with respect to CB Gold. CB Gold has not received any notice from any taxing authority to the effect that any Tax Return is being examined and CB Gold has no knowledge or notice of any contemplated Tax audit. There are no proposed (but unassessed) additional Taxes applicable to CB Gold and no such Taxes have been asserted against CB Gold. There are no Tax liens on, or statutory trusts in respect of, any assets of CB Gold except for Taxes not yet due and payable. CB Gold has not received a refund of any Taxes to which it was not entitled.

(c)
CB Gold has withheld from each payment made to any present or former employees, officers, consultants and directors and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by applicable Laws and have remitted such withheld amounts within the prescribed periods to the appropriate federal or provincial taxing authority. CB Gold has remitted all Canada Pension Plan contributions, Employment Insurance premiums and other Taxes payable by it and has or will have remitted such amounts to the proper taxing authority within the time required by applicable Laws. CB Gold charged, collected and remitted on a timely basis all Taxes required by applicable Laws.

(d)	CB Gold is a “taxable Canadian corporation” for the purposes of the Tax Act.

4.11.	Employment Matters.

(a)
CB Gold reasonably estimates that the aggregate amounts payable by CB Gold for Employee Obligations will be nil and the full particulars of all Employee Obligations or potential Employee Obligations under existing employment and consulting contracts have been disclosed in full by CB Gold to First Source herein or in the CB Gold Disclosure Letter.

(b)
Except as disclosed herein or in the CB Gold Due Diligence Letter, CB Gold is not a party to any written employment or consulting agreement or any verbal employment or consulting agreement, which may not be terminated on one month’s notice or which provides for a payment on a change of control of CB Gold or severance of employment.

(c)	CB Gold has no defined benefit plans or other employee benefit plans and has made no agreements or promises in respect of any such plan.

4.12.	Corporate Records.

The corporate records and minute books of CB Gold as required to be maintained by CB Gold under the Laws of its jurisdiction of incorporation, as made available to First Source and its counsel, are up-to-date, in all material respects, and contain complete and accurate minutes of all meetings of Holders of CB Gold Shares and the board of directors of CB Gold and any committees thereof and all resolutions consented to in writing.

4.13.	Compliance with Laws; Permits.

(a)
CB Gold is in compliance, and at all times has complied, with all applicable Laws other than non-compliance which would not, individually or in the aggregate, have a Material Adverse Effect on CB Gold. No investigation or review by any Governmental Entity with respect to CB Gold is pending or, to the knowledge of CB Gold, is threatened, and no Governmental Entity has indicated in writing an intention to conduct such an investigation or review, other than those the outcome of which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on CB Gold.

(b)	CB Gold is in possession of all authorizations, licenses, permits, exemptions, consents, certificates, approvals and orders necessary to operate its properties and to lawfully carry on its businesses as they are now being conducted (collectively, the “CB Gold Permits”), except where the failure to be in possession of such CB Gold Permits would not, individually or in the aggregate, have a Material Adverse Effect on CB Gold and there is no action, proceeding or investigation pending or, to the knowledge of CB Gold, threatened regarding any of the CB Gold Permits which would have a Material Adverse Effect on CB Gold. CB Gold is not in conflict with, or in default or violation of, any of the CB Gold Permits, except for any such conflicts, defaults or violations which could not individually or in the aggregate have a Material Adverse Effect on CB Gold.

4.14.	Restrictions on Business Activities.

There is no agreement, judgment, injunction, order or decree binding upon CB Gold that has or could be reasonably expected to have the effect of prohibiting, restricting or materially impairing any business practice of CB Gold, acquisition of property by CB Gold or the conduct of business by CB Gold as currently conducted or proposed to be conducted.

4.15.	Brokerage and Finders’ Fees.

Except as set out in the CB Gold Due Diligence Letter, neither CB Gold, nor any Holders of CB Gold Shares (to the knowledge of CB Gold) or any director, officer or employee of CB Gold, has incurred or will incur on behalf of CB Gold, any obligation for any brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby, except for fees in respect of the engagement of agents by CB Gold in connection with the Subscription Receipt Offering.

4.16.	Solvency of CB Gold.

There are reasonable grounds for believing, and it is the case, that CB Gold is able to pay its debts as they become due in the ordinary course of its business and, immediately prior to the time of the consummation of the Amalgamation, will be able to pay its debts as they become due in the ordinary course of its business. There are reasonable grounds for believing, and it is the case, that the realizable value of Amalco’s assets will, immediately after the consummation of the Amalgamation, be not less than the aggregate of its liabilities and the stated capital of all classes of shares.

4.17.	Issuer Status.

(a)
CB Gold is not a “private issuer” as defined in NI 45-106 or a “reporting issuer” as defined in the Securities Act or the equivalent status in any jurisdiction. The CB Gold Shares are not listed and posted or quoted on any stock market or exchange.

(b)
Except as set out in the CB Gold Disclosure Letter, to the knowledge of CB Gold, none of the Holders of CB Gold Shares and none of the Holders of CB Gold Options are U.S. Persons as that term is defined in Regulation S promulgated under the United States Securities Act of 1933, as amended.

4.18.	No Cease Trade Orders.

No Securities Authorities have issued any order preventing or suspending trading of any CB Gold Securities and CB Gold is not in default of any requirement of applicable Securities Laws that would have a material adverse effect on the transactions contemplated by this Agreement.

4.19.	Creditors of CB Gold.

Assuming the accuracy of the representations of First Source provided herein, CB Gold has reasonable grounds for believing, and it is the case, that no creditor of CB Gold will be materially prejudiced by the Amalgamation.

4.20.	Non Arm’s Length Contracts.

Except as set out in the CB Gold Due Diligence Letter, CB Gold is not a party to any contract or agreement with any officer, director, shareholder or any Person not dealing at arm’s length (within the meaning of the Tax Act) with any of the foregoing.

4.21.	Conduct of Operations.

Any and all operations of CB Gold and, to the best of CB Gold’s knowledge, any and all operations by third parties, on or in respect of the assets and properties of CB Gold, have been conducted in accordance with good mining practices, in all material respects.

4.22.	Mineral Property Interests.

The interest of CB Gold in its mineral properties known as the Norte de Santander Gold Project and the Vetas Gold Project (the “CB Gold Interests”) are free and clear of adverse claims created by, through or under CB Gold, as the case may be, except as disclosed in the CB Gold Financial Statements or those arising in the ordinary course of business and that would not have a Material Adverse Effect on CB Gold and, to its knowledge, CB Gold holds the CB Gold Interests under valid and subsisting claims, options, licenses, leases, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, except where the failure to so hold the CB Gold Interests would not have a Material Adverse Effect on CB Gold.

4.23.	Title to Mineral Properties.

Although it does not warrant title, CB Gold is not aware of any defects, failures or impairments to the title to the CB Gold Interests, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could reasonably be expected to have a Material Adverse Effect on CB Gold.

4.24.	Documents of Title.

To the knowledge of CB Gold, CB Gold has made available to First Source all Documents of Title and other documents and agreements in its possession affecting the title of CB Gold to the CB Gold Interests.

4.25.	Environmental Matters.

Except to the extent that any violation or other matter referred to in this Section 4.25 does not have a Material Adverse Effect on CB Gold:

(a)	to the knowledge of CB Gold, CB Gold is not in violation of any applicable Laws with respect to environmental, health or safety matters (collectively, “Environmental Laws”);

(b)
to the knowledge of CB Gold, CB Gold has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all hazardous or toxic substances, contaminants and wastes without violation of Environmental Laws;

(c)
to the knowledge of CB Gold, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any sewer or drain water systems by CB Gold that have not been remedied;

(d)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of CB Gold;

(e)	CB Gold has not failed to report to the relevant Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Law; and

(f)
CB Gold holds all necessary licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, except for such licenses, permits or approvals which, if not held, would not have a Material Adverse Effect on CB Gold, all such licenses, permits and approvals are in full force and effect, and CB Gold has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any such license, permit or approval is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

4.26.	No Guarantees or Indemnities.

CB Gold is not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the articles of CB Gold and applicable Laws and other than standard indemnities in favour of purchasers of assets in purchase and sale agreements or agents in agency agreements) or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other Person.

4.27.	No Loans.

CB Gold has no loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other Person not dealing at arm’s length with CB Gold.

4.28.	No Swaps.

CB Gold currently has no outstanding Swaps.

4.29.	Restrictions on Business.

CB Gold is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business, compete in any geographic region or transfer or move any of its assets or operations, where such covenant would have a Material Adverse Effect on the business of CB Gold.

4.30.	Auditor Recommendations.

CB Gold has not received any management recommendation letters relating to CB Gold from any auditor since the incorporation of CB Gold.

4.31.	CB Gold Information.

CB Gold has fully made available to First Source and its advisors all of the information relating to CB Gold that First Source has requested for deciding whether to complete the transactions contemplated in this Agreement. None of the foregoing representations, warranties and statements of fact and no other statement furnished by or on behalf of CB Gold to First Source or its advisors in connection with the negotiation of the transactions contemplated by this Agreement contain, in respect of CB Gold, any untrue statement of a material fact or omit to state any material fact necessary to make such statement or representation not misleading to a prospective purchaser of securities of CB Gold seeking full information with respect to CB Gold and its properties, financial condition, prospects, businesses and affairs.

4.32.	Material Contracts.

Except for Documents of Title, this Agreement or as disclosed in the CB Gold Due Diligence Letter, there are no material contracts or agreements to which CB Gold is a party or by which it is bound. For the purposes of this Section 4.32, any contract or agreement pursuant to which CB Gold will, or may reasonably be expected to result in, a requirement of CB Gold to expend more than an aggregate of $100,000 or receive or be entitled to receive revenue of more than $100,000 in either case in the next 12 months, or is out of the ordinary course of business of CB Gold, will be considered to be material.

4.33.	Survival of Representations and Warranties.

The representations and warranties of CB Gold contained in this Agreement shall be true at the Time of Closing as though they were made by CB Gold at the Time of Closing. The representations and warranties of CB Gold contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Time of Closing. Any investigation by First Source and its agents and other representatives shall not mitigate, diminish or affect the representations and warranties of CB Gold contained in this Agreement.

ARTICLE 5.     REPRESENTATIONS AND WARRANTIES OF FIRST SOURCE

First Source represents and warrants to and in favour of CB Gold, and acknowledges that CB Gold is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Amalgamation as follows:

5.1.	Organization and Standing.

(a)
First Source has been duly incorporated and is a valid and subsisting corporation under the provisions of the Laws of its jurisdiction of incorporation, has all requisite corporate power and authority to carry on its business as now being carried on by it and to own or lease and operate its properties and assets and is duly licensed or otherwise qualified to carry on business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, except where, individually or in the aggregate, the failure to be so licensed or qualified would not have a Material Adverse Effect on First Source.

(b)	First Source has no Subsidiaries as of the date hereof and shall have no Subsidiaries as of the Effective Date.

5.2.	Capitalization.

(a)
The authorized share capital of First Source consists of an unlimited number of common shares. As of the date hereof, 10,230,955 First Source Shares have been issued and are outstanding. All of the First Source Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable and are not subject to, and were not issued in violation of any pre-emptive rights.

(b)
Except for the First Source Options, First Source does not have any outstanding agreements, subscriptions, warrants, options or commitments (pre-emptive, contingent or otherwise), and First Source has not granted any rights or privileges capable of becoming an agreement, subscription, warrant, option or commitment, obligating First Source to offer, issue, sell, repurchase or otherwise acquire, transfer, pledge or encumber any shares in the capital of First Source, or other securities, and there are no outstanding securities or obligations of any kind convertible into or exercisable or exchangeable for any capital stock of First Source. There are no outstanding bonds, debentures or other evidences of indebtedness of First Source having the right to vote (or that are exchangeable or convertible for or exercisable into securities having the right to vote) with the Holders of First Source Shares.

(c)
First Source does not have any shares or other interests in any corporation or Person. First Source is not a party to any agreement or arrangement to acquire any shares or other interests in any other corporations or Persons.

(d)
As of the date hereof, there are no shareholder agreements, proxies, voting trusts, rights to require registration under Securities Laws or other arrangements or commitments to which First Source is a part or bound with respect to the voting, disposition or registration of any outstanding securities of First Source.

(e)
To the knowledge of First Source, except for the escrow restrictions applicable as a result of First Source’s initial public offering of First Source Shares, none of the First Source Shares held by the Holders thereof are subject to any escrow restrictions, pooling arrangements or voting trusts, voluntary or otherwise.

5.3.	Authority and No Violation.

(a)
Subject to the approval of the First Source Amalgamation Resolution by the requisite majority of the Holders of First Source Shares, First Source has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated hereby have been duly authorized by the board of directors of First Source. This Agreement has been duly executed and delivered by First Source and constitutes a valid and binding obligation of First Source, enforceable in accordance with its terms, subject only to the following qualifications:

(i)	an order of specific performance and an injunction are discretionary remedies and, in particular, may not be available where damages are considered an adequate remedy; and

(ii)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws generally affecting the enforceability of creditors’ rights.

(b)
None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, and will not with the giving of notice or the lapse of time or both:

(i)	conflict with any of the terms, conditions or provisions of the Constating Documents of First Source;

(ii)
subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 5.4 being made or obtained, violate any provision of any Laws applicable to First Source;

(iii)
conflict with, result in a breach of, constitute a default under or accelerate or permit the acceleration of the performance required by, any agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which First Source is a party or by which it is bound or to which its property is subject; or

(iv)
result in the cancellation, suspension or alteration in the terms of any licence, permit or authority held by First Source or in the creation of any lien, charge, security interest or Encumbrance upon any of the assets of First Source under any such agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other Person any interest or rights, including rights of purchase, termination, cancellation or acceleration;

except in the case of clauses (ii) through (iv) for any of the foregoing that would not, individually or in the aggregate, have a Material Adverse Effect on First Source or impair the ability of First Source to perform its obligations hereunder or prevent or delay the consummation of any of the transactions contemplated hereby.

(c)
The board of directors of First Source at a meeting duly called and held or by written resolutions has determined by unanimous approval that the transactions contemplated by this Agreement are fair to the Holders of First Source Shares and in the best interests of First Source and has recommended that such Holders of First Source Shares vote in favour of the transactions contemplated by this Agreement at the First Source Meeting.

5.4.	Consents, Approvals.

No consent, approval, order or authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required by or with respect to First Source in connection with the execution and delivery of this Agreement by First Source, the performance of its obligations hereunder or the consummation by First Source of the transactions contemplated hereby, other than (a) the approval by the Holders of First Source Shares of the First Source Amalgamation Resolution, (b) the approval of the TSXV, (c) such registrations and other actions required under Securities Laws as are contemplated by this Agreement, (d) any filings with the Registrar, and (e) any other consents, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on First Source or prevent or delay the consummation of any of the transactions contemplated hereby or impair First Source’s ability to perform its obligations hereunder.

5.5.	Public Disclosure.

Since December 12, 2007, First Source has filed all forms, reports and other documents required under applicable Securities Laws (collectively, the “First Source Public Disclosure”) with the applicable Securities Authorities having jurisdiction. The First Source Public Disclosure, when filed, complied in all material respects with applicable Securities Laws and, for greater certainty and without limitation, none of the First Source Public Disclosure, at the time filed or as subsequently amended, contained any misrepresentation.

5.6.	Financial Statements, Reports.

(a)
The audited financial statements of First Source for the period ended July 31, 2009 and the unaudited financial statements of First Source for the periods ended October 31, 2009 and January 31, 2010 (including any related notes thereto) (the collectively, “First Source Financial Statements”) (i) have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the period involved, (ii) complied in all material respects with the requirements of applicable Laws, and (iii) fairly present, the consolidated financial position, results of operations, the changes in its financial position and cash flows of First Source as of the dates thereof and for the periods covered thereby. No information has come to the attention of First Source since the date that such financial statements were issued that would or would reasonably be expected to require any restatement or revision of such financial statements.

(b)	From January 31, 2010 to the date hereof, there has been no change by First Source in its accounting policies, methods, practices or principles.

5.7.	Liabilities.

Except as disclosed or reflected in the First Source Financial Statements or as reasonably incurred in the ordinary course of First Source’s business since January 31, 2010, First Source has no liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian generally accepted accounting principles to be reflected on a balance sheet of First Source) that have constituted or would be reasonably likely to constitute a Material Adverse Effect.

5.8.	Litigation, Etc.

Other than as disclosed in the First Source Public Disclosure, there are no actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of First Source instituted or, to the knowledge of First Source, pending or threatened against or affecting First Source at law or in equity or before or by any Governmental Entity, or before any arbitrator, and there is no judgment, order, decree or award of any Governmental Entity having jurisdiction, obtained, pending or, to the knowledge of First Source, threatened, against First Source, and neither First Source nor its assets or properties is subject to any outstanding judgment, order, writ, injunction or decree.

5.9.	Insurance.

No policies of insurance are in force as of the date hereof naming First Source as an insured regarding the operation and conduct of the business of First Source.

5.10.	Absence of Certain Changes or Events.

(a)
Each contract or agreement between First Source and any other Person which is material to the ownership, use or operation of a material portion of the business, properties or assets of First Source is in full force and effect and, to the knowledge of First Source, is valid, binding and enforceable against each of the parties thereto in accordance with its terms (subject only to the qualifications set out in Section 5.3(a)(i) and (ii)) and no material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a material breach or default except as disclosed in the First Source Public Disclosure.

(b)
Since January 31, 2010, First Source has: (i) not declared or paid any dividends or made any distribution of its properties or assets to its shareholders and First Source has not disposed of any of its properties or assets or incurred any material indebtedness except as disclosed in the First Source Public Disclosure; or (ii) made or suffered any change or changes in its financial condition, assets, liabilities or business which, singularly or in the aggregate, have a Material Adverse Effect or would have a Material Adverse Effect.

(c)	Since January 31, 2010, First Source has conducted its businesses only in the ordinary course in a manner consistent with past practice.

5.11.	Tax.

(a)
Except as set out in the First Source Disclosure Letter, First Source has timely filed, or caused to be filed, all material Tax Returns required to be filed by First Source (all of which returns were correct and complete in all material respects), have timely paid, or caused to be paid, all Taxes due and payable by it, and have satisfied in full in all respects all Tax withholding, deposit and remittance requirements imposed on or with respect to First Source.  First Source’s financial statements for the six months ended January 31, 2010 contain an adequate provision in accordance with Canadian generally accepted accounting principles for all material amounts of Taxes payable in respect of each period covered by such financial statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Return. First Source has made adequate provision in accordance with Canadian generally accepted accounting principles in its books and records for any amount of Taxes material to First Source and accruing in respect of any accounting period ending subsequent to the period covered by such financial statements.

(b)
First Source has not received any written notification that any issue involving an amount of Taxes has been raised (and is currently pending) by the Canada Revenue Agency or any other taxing authority, including any sales tax authority, and no waivers of statutes of limitations or objections to any assessments or reassessments involving an amount of Taxes have been given, filed or requested with respect to First Source. All liability of First Source for Canadian federal and provincial income and other Taxes has been assessed by the Canada Revenue Agency and, where applicable, provincial tax authorities for all fiscal years up to and including the fiscal period ended July 31, 2009. First Source has not received any notice from any taxing authority to the effect that any Tax Return is being examined and First Source has no knowledge or notice of any contemplated Tax audit. There are no proposed (but unassessed) additional Taxes applicable to First Source and no such Taxes have been asserted against First Source. There are no Tax liens on, or statutory trusts in respect of, any assets of First Source except for Taxes not yet due and payable. First Source has not received a refund of any Taxes to which it was not entitled.

(c)
First Source has withheld from each payment made to any present or former employees, consultants, officers and directors and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by applicable Laws and has remitted such withheld amounts within the prescribed periods to the appropriate federal or provincial taxing authority. First Source has each remitted all Canada Pension Plan contributions, Employment Insurance premiums and other Taxes payable by it and has or will have remitted such amounts to the proper taxing authority within the time required by applicable Laws. First Source has charged, collected and remitted on a timely basis all Taxes required by applicable Laws.

(d)	First Source is a “taxable Canadian corporation” for the purpose of the Tax Act.

5.12.	Employment Matters.

(a)
First Source reasonably estimates that the aggregate amounts payable by First Source for Employee Obligations will be nil and the full particulars of all Employee Obligations or potential Employee Obligations under existing employment and consulting contracts have been disclosed in full by First Source to CB Gold herein or in the First Source Disclosure Letter.

(b)
First Source is not a party to any written or verbal, employment or consulting agreement or any other agreement, obligation or understanding, which may not be terminated on one month’s notice or which provides for severance, termination or change of control payments to any former or current director, officer, employee or consultant of First Source.

(c)	Except as set out in the First Source Disclosure Letter, First Source has no defined benefit plans or other employee benefit plans and has made no agreements or promises in respect of any such plan.

5.13.	Corporate Records.

The corporate records and minute books of First Source as required to be maintained by First Source under the Laws of its jurisdiction of incorporation, as made available to CB Gold and its counsel, are up-to-date, in all material respects, and contain complete and accurate minutes of all meetings of Holders of First Source Shares and the board of directors of First Source and any committees thereof and all resolutions consented to in writing.

5.14.	Compliance with Laws; Permits.

(a)
First Source is in compliance, and at all times has complied, with all applicable Laws other than non-compliance which would not, individually or in the aggregate, have a Material Adverse Effect on First Source. No investigation or review by any Governmental Entity with respect to First Source is pending or, to the knowledge of First Source are threatened, and no Governmental Entity has indicated in writing an intention to conduct such an investigation or review, other than those the outcome of which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on First Source.

(b)
First Source is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to lawfully carry on its businesses as it is now being conducted (collectively, the “First Source Permits”), except where the failure to be in possession of such First Source Permits would not, individually or in the aggregate, have a Material Adverse Effect on First Source, and there is no action, proceeding or investigation pending or, to the knowledge of First Source threatened regarding any of the First Source Permits which would have a Material Adverse Effect on First Source. First Source is not in conflict with, or in default or violation of, any of the First Source Permits, except for any such conflicts, defaults or violations which could not individually or in the aggregate have a Material Adverse Effect on First Source.

5.15.	Restrictions on Business Activities.

Other than its listing agreement with the TSXV, there is no agreement, judgment, injunction, order or decree binding upon First Source that has or could be reasonably expected to have the effect of prohibiting, restricting or materially impairing any business practice of First Source, any acquisition of property by First Source or the conduct of business by First Source as currently conducted or proposed to be conducted in the Circular.

5.16.	Brokerage and Finders’ Fees.

Except as set out in the First Source Disclosure Letter, neither First Source, nor any Holder of First Source Shares (to the knowledge of First Source) or any director, officer or employee of First Source, has incurred or will incur on behalf of First Source, any obligation for any brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby.

5.17.	Solvency of First Source.

Except as set out in the First Source Disclosure Letter, there are reasonable grounds for believing, and it is the case, that First Source is able to pay its debts as they become due in the ordinary course of its business and, immediately prior to the time of the consummation of the

Amalgamation, will be able to pay its debts as they become due in the ordinary course of its business. There are reasonable grounds for believing, and it is the case, that the realizable value of Amalco’s assets will, immediately after the consummation of the Amalgamation, be not less than the aggregate of its liabilities and the stated capital of all classes of shares.

5.18.	Securities Laws and Stock Exchanges.

(a)
First Source is currently a “reporting issuer” (as defined in the Securities Act) in the provinces of British Columbia, Alberta, Saskatchewan and Ontario and, except as set out in the First Source Disclosure Letter, is in compliance with all of its obligations as a reporting issuer. Since incorporation, First Source has not been the subject of any investigation by any stock exchange or any Securities Authorities, is current with all filings required to be made by it under applicable Securities Laws and other Laws and is not aware of any deficiencies in the filing of any documents or reports with any Securities Authorities.

(b)	The First Source Shares are currently listed and posted for trading on the TSXV and on no other stock exchange.

(c)	Except as set out in the First Source Disclosure Letter, First Source is in compliance in all material respects with all of the rules, policies and requirements of the TSXV.

(d)
To the knowledge of First Source, none of the Holders of First Source Shares and none of the Holders of First Source Options are U.S. Persons as that term is defined in Regulation S promulgated under the United States Securities Act of 1933, as amended.

5.19.	No Cease Trade Orders

Other than the trading halt of First Source Shares by the TSXV in connection with the Amalgamation, no Securities Authorities have issued any order preventing or suspending trading of any First Source Securities and First Source is not in default of any requirement of applicable Securities Laws that would have a material adverse effect on the transactions contemplated by this Agreement.

5.20.	Creditors of First Source.

Assuming the accuracy of the representations of CB Gold provided herein, First Source has reasonable grounds for believing, and it is the case, that no creditor of First Source will be materially prejudiced by the Amalgamation.

5.21.	Non Arm’s-Length Contracts.

First Source is not a party to any contract or agreement with any officer, director, shareholder or any Person not dealing at arm’s length (within the meaning of the Tax Act) with any of the foregoing.

5.22.	Conduct of Operations.

Any and all operations of First Source and, to the best of First Source’s knowledge, any and all operations by third parties, on or in respect of the assets and properties of First Source, have been conducted in accordance with good mining practices in all material respects.

5.23.	Mineral Property Interests.

The interest of First Source in its mineral property known as the Lac des Pics property in Quebec (the “First Source Interests”) is free and clear of adverse claims created by, through or under First Source, as the case may be, except as disclosed in the First Source Financial Statements or those arising in the ordinary course of business and that would not have a Material Adverse Effect on First Source and, to its knowledge, First Source holds the First Source Interests under valid and subsisting claims, options, licenses, leases, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, except where the failure to so hold the First Source Interests would not have a Material Adverse Effect on First Source.

First Source has made all payments and expenditures required to be made and incurred by it pursuant to an agreement dated March 8, 2007 among First Source, ASPM Inc. and certain other parties for the transfer of a 100% interest in the Lac des Pics property to First Source.

5.24.	Title to Mineral Properties.

Although it does not warrant title, First Source is not aware of any defects, failures or impairments to the title to the First Source Interests, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could reasonably be expected to have a Material Adverse Effect on First Source.

5.25.	Documents of Title.

To the knowledge of First Source, First Source has made available to CB Gold all Documents of Title and other documents and agreements in its possession affecting the title of First Source to the First Source Interests.

5.26.	Environmental Matters.

Except to the extent that any violation or other matter referred to in this Section 5.26 does not have a Material Adverse Effect on First Source:

(a)	to the knowledge of First Source, First Source is not in violation of any Environmental Laws;

(b)
to the knowledge of First Source, First Source has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all hazardous or toxic substances, contaminants and wastes without violation of Environmental Laws;

(c)
to the knowledge of First Source, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any sewer or drain water systems by First Source that have not been remedied;

(d)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of First Source;

(e)	First Source has not failed to report to the relevant Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Law; and

(f)
First Source holds all necessary licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, except for such licenses, permits or approvals which, if not held, would not have a Material Adverse Effect on First Source, all such licenses, permits and approvals are in full force and effect, and First Source has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any such license, permit or approval is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

5.27.	Geological Report.

First Source made available to Jean-Pierre Cloutier, P.Geo., prior to the issuance of the Lac des Pics Report for the purpose of preparing the Lac des Pics Report, all information requested by Mr. Cloutier, which information, taken as a whole, did not contain any misrepresentation at the time such information was provided. First Source has no knowledge of a material adverse change in the information, taken as a whole, provided to Mr. Cloutier since the date that such information was provided. First Source reasonably believes that the Lac des Pics Report reasonably presented the Lac des Pics property of First Source as at June 7, 2007 based upon information available at the time the Lac des Pics Report was prepared and the assumptions of the author contained therein.

5.28.	No Guarantees or Indemnities.

First Source is not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the articles of First Source and applicable Laws and other than standard indemnities in favour of purchasers of assets in purchase and sale agreements or agents in agency agreements) or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other Person.

5.29.	No Loans.

First Source has no loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other Person not dealing at arm’s length with First Source.

5.30.	No Swaps.

First Source currently has no outstanding Swaps.

5.31.	Restrictions on Business.

First Source is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business, compete in any geographic region or transfer or move any of its assets or operations, where such covenant would have a Material Adverse Effect on the business of First Source.

5.32.	Auditor Recommendations.

First Source has not received any management recommendation letters relating to First Source from any auditor since the incorporation of First Source.

5.33.	First Source Information.

First Source has fully made available to CB Gold and its advisors all of the information relating to First Source that CB Gold has requested for deciding whether to complete the transactions contemplated in this Agreement. None of the foregoing representations, warranties and statements of fact and no other statement furnished by or on behalf of First Source to CB Gold or its advisors in connection with the negotiation of the transactions contemplated by this Agreement, contain any untrue statement of a material fact or omit to state any material fact necessary to make such statement or representation not misleading to a prospective purchaser of securities of First Source seeking full information with respect to First Source and its properties, financial condition, prospects, businesses and affairs.

5.34.	Material Contracts.

Except for Documents of Title, this Agreement or as disclosed in the First Source Disclosure Letter, there are no material contracts or agreements to which First Source is a party or by which it is bound. For the purposes of this Section 5.34, any contract or agreement pursuant to which First Source will, or may reasonably be expected to result in, a requirement of First Source to expend more than an aggregate of $100,000 or receive or be entitled to receive revenue of more than $100,000 in either case in the next 12 months, or is out of the ordinary course of business of First Source, will be considered to be material.

5.35.	Survival of Representations and Warranties.

The representations and warranties of First Source contained in this Agreement shall be true at the Time of Closing as though they were made by First Source at the Time of Closing. The representations and warranties of First Source contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Time of Closing. Any investigation by CB Gold and its agents and other representatives shall not mitigate, diminish or affect the representations and warranties of First Source contained in this Agreement.

ARTICLE 6.     COVENANTS AND AGREEMENTS

6.1.	Mutual Covenants.

(a)
Each of CB Gold and First Source agrees that, until the earlier of the Effective Date or the termination of this Agreement in accordance with Article 8, in each case except (i) with the written consent of the other party to any deviation therefrom or (ii) as expressly contemplated by this Agreement:

(i)	it shall:

A.
carry on its businesses in the usual and ordinary course consistent with past practices and in a manner consistent with industry practice and in compliance, in all material respects, with all applicable Laws;

B.
use commercially reasonable efforts to preserve intact its present business organization and material rights and franchises, to keep available the services of its current officers and employees and to preserve its relationships with customers, suppliers and others having business dealings with it;

C.
maintain and keep its material properties and assets in as good repair and condition as at the date hereof, subject to ordinary wear and tear, all to the end that its goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time;

(ii)	it shall not:

A.	declare or pay any dividends on, or make other distributions or return capital in respect of, any of its capital stock or any other equity interests;

B.
split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

C.
other than in connection with the Subscription Receipt Offering, the issuance of up to 750,000 options under incentive arrangements for the directors, officers, employees and consultants of CB Gold, the acquisition by CB Gold of interests in mineral properties and the issuance of 12,000 CB Gold Shares to an investment dealer in connection with a previous financing by CB Gold in the case of CB Gold, and an issuance of 196,455 First Source Shares to Union Securities Ltd. in the case of First Source, issue, sell, pledge, reserve, set aside, dispose of or encumber, repurchase, redeem or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, shares of its capital stock, except pursuant to fully vested stock options and warrants outstanding on the date hereof; or

D.
other than in connection with the Subscription Receipt Offering, the issuance of up to 750,000 options under incentive arrangements for the directors, officers, employees and consultants of CB Gold, the acquisition by CB Gold of interests in mineral properties and the issuance of 12,000 CB Gold Shares to an investment dealer in connection with a previous financing by CB Gold in the case of CB Gold, enter into or announce any agreement or arrangement with respect to the sale, voting, registration or repurchase of any shares of its capital stock or any security convertible into or exchangeable for such shares;

(iii)	it shall not:

A.	incur any indebtedness for borrowed money or purchase money indebtedness or assume, guarantee, endorse or enter into an indemnity or similar arrangement with respect to any indebtedness; or

B.	enter into any material operating lease or create any mortgages, liens, security interests or other Encumbrances on the property of such party in connection with any indebtedness;

(iv)	it shall not:

A.
increase the amount of (or accelerate the payment or vesting of) any benefit or amount payable under, any employee benefit plan or any other contract, agreement, commitment, arrangement, plan or policy providing for compensation or benefits to any former, present or future director, officer, employee or consultant of such party;

B.
increase (or enter into any commitment or arrangement to increase) the compensation or benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any former, present or future director, officer, employee or consultant of such party;

C.
except as specifically provided under this Agreement, whether through its board of directors or otherwise, accelerate the vesting of any unvested stock options or accelerate the release of, or the expiry date of any hold period relating to, as applicable, any CB Gold Shares or First Source Shares, or otherwise amend, vary or modify any plans or the terms of any stock option; or

D.
adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or other compensation to any former, present or future director, officer, employee or consultant of such party or amend any employee benefit plan, policy, severance or termination agreement;

(v)	it shall not amend or propose to amend its Constating Documents;

(vi)	it shall not pay, discharge, satisfy, compromise or settle any material claims or material liabilities prior to the same being due;

(vii)
except as required by applicable Laws, it shall not enter into, terminate or waive any provision of, exercise any material option or relinquish any material contractual rights under, or modify in any material respect, any material contract, agreement, guarantee, lease commitment or arrangement;

(viii)
it shall not make any changes to the existing accounting practices, methods and principles relating to such party except as required by Law or by Canadian generally accepted accounting principles as advised by such party’s regular independent accountants, as the case may be;

(ix)	it shall not make or rescind any material tax election;

(x)
it shall not (a) subject to its right to do so under Section 6.2(e)(v) or 6.3(f)(iv), as the case may be, enter into any confidentiality or standstill agreement or (b) amend or release any third party from its obligations, or grant any consent, under any confidentiality or standstill provision or fail to fully enforce any such provision;

(xi)
it shall not take or fail to take any action which would cause any of such party’s representations or warranties hereunder to be untrue or inaccurate or would be reasonably expected to prevent or materially impede, interfere with or delay the Amalgamation; and

(xii)	it shall not agree in writing or otherwise to take any of the actions as described above in clauses (ii) through (xi).

(b)	Each of CB Gold and First Source shall promptly advise the other party in writing of:

(i)
any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(ii)	any Material Adverse Effect on such party or any change, effect, event or occurrence which would be reasonably expected to have a Material Adverse Effect on such party; and

(iii)	any material breach by such party of any obligation, covenant or agreement contained in this Agreement.

(c)
Each of CB Gold and First Source shall use its commercially reasonable efforts to perform all obligations required to be performed by such party under this Agreement, cooperate with the other party hereto in connection therewith and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Amalgamation and the other transactions contemplated by this Agreement and, without limiting the generality of the foregoing, each of CB Gold and First Source shall:

(i)	use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all of the conditions precedent that are set forth in Article 7;

(ii)
apply for and use commercially reasonable efforts to obtain as soon as reasonably practicable all Appropriate Regulatory Approvals relating to such party or any of its Subsidiaries and, in doing so, to keep the other party hereto reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including providing such other party, on a timely basis, with copies of all related applications and notifications, in draft form, and allowing such other party to provide its reasonable comments;

(iii)
use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on such party or such party’s Subsidiaries with respect to the transactions contemplated hereby;

(iv)
use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(v)
use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(vi)
effect all necessary registrations, filings and submissions of information required by Governmental Entities from such party or any of such party’s Subsidiaries in connection with the transactions contemplated hereby; and

(vii)
use commercially reasonable efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts required to be obtained by such party or any of such party’s Subsidiaries to consummate the transactions contemplated hereby the failure of which to obtain would materially and adversely affect the ability of such party or such party’s Subsidiaries to consummate the transactions contemplated hereby.

6.2.	Covenants of CB Gold.

(a)	The board of directors of CB Gold shall recommend to the Holders of CB Gold Shares the approval of the CB Gold Amalgamation Resolution and all related matters at the CB Gold Meeting.

(b)	CB Gold shall, at the request of First Source, solicit from the Holders of CB Gold Shares proxies in favour of the approval of the CB Gold Amalgamation Resolution and all related matters.

(c)
CB Gold shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the CB Gold Meeting without First Source’s prior written consent, except as required by Laws or, in the case of adjournment, as may be required by the Holders of CB Gold Shares as expressed by majority resolution.

(d)
Until the earlier of the Effective Date and the termination of this Agreement pursuant to Article 8, CB Gold shall not sell, pledge, encumber, lease (whether such lease is an operating or capital lease) or otherwise dispose of any assets.

(e)	Non-Solicitation:

(i)
CB Gold shall not, directly or indirectly, through any officer, director, employee, representative or agent of CB Gold, (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries, discussions, negotiations, proposals or offers from any Person or other entity or group (other than First Source) in respect of any matter or thing inconsistent with the successful completion of the Amalgamation, including, without limitation, any Acquisition Proposal or (ii) provide any non-public information to, participate in any discussions or negotiations relating to any such matter or thing inconsistent with the successful completion of the Amalgamation, including, without limitation, any Acquisition Proposal, or otherwise cooperate with or assist or participate in any effort to take such action by, any Person or other entity or group; provided nothing contained in this Section 6.2(e) or otherwise in this Agreement shall prevent the CB Gold board of directors from:

A.
considering, negotiating or providing information in connection with, or otherwise (except as provided for in (iii) below) responding to, an Acquisition Proposal that may reasonably be considered to constitute a Superior Proposal, provided that CB Gold is in compliance with Sections 6.2(e)(iii), (iv) and (v) in respect of the Acquisition Proposal;

B.	complying with applicable Laws relating to the provision of directors’ circulars and making appropriate disclosure with respect thereto to the Holders of CB Gold Shares; and

C.
accepting, recommending, approving or implementing any Superior Proposal if CB Gold has complied with Sections 6.2(e)(iii), (iv) and (v) in respect of the Superior Proposal and prior to such acceptance, recommendation, approval or implementation:

I.
after consultation with its financial advisors, and after receiving advice of outside counsel that is reflected in the minutes of the CB Gold board of directors, the CB Gold board of directors concludes in good faith that such action is necessary for the CB Gold board of directors to discharge properly its fiduciary duties under applicable law; and

II.
in arriving at such conclusion, the CB Gold board of directors gives consideration to any amendment proposed by First Source in writing in the three Business Day period referred to in Section 6.2(e)(iv).

(ii)
CB Gold shall, and shall direct and use commercially reasonable efforts to cause its officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than First Source or an affiliate of First Source) with respect to any potential Acquisition Proposal. CB Gold shall not waive, in whole or in part, or release, in whole or in part, any third party from, or consent to any action pursuant to, any confidentiality or standstill obligation to which CB Gold and such third party is a party except in respect of a Superior Proposal in accordance with Section 6.2(e)(iv). CB Gold shall immediately request the return or destruction of all confidential non-public information provided to any third parties who have entered into a confidentiality agreement with CB Gold relating to a potential Acquisition Proposal, shall use all reasonable efforts to ensure that such requests are honoured and shall immediately advise First Source orally and in writing of any responses or action (actual or threatened) by any recipient of such request which could hinder, prevent, delay or otherwise adversely affect the completion of the Amalgamation.

(iii)
CB Gold shall immediately notify First Source of any Acquisition Proposal (including, without limitation, any amended, supplemented, replaced or renewed Acquisition Proposal previously made) or any request for non-public information relating to CB Gold or for access to the properties, books or records of CB Gold by any Person or other entity or group that informs CB Gold that it is considering making, or has made, an Acquisition Proposal. Such notice to First Source shall be made, from time to time, orally and in writing, and shall indicate such details of the proposal, inquiry or contact as First Source may reasonably request including, without limitation, the identity of the Person or other entity or group making such proposal, inquiry or contact and shall include a copy of any written form of Acquisition Proposal (all of which information shall be subject to the provisions of the Confidentiality Agreement as if it were Confidential Information as referred to in that agreement).

(iv)
If the CB Gold board of directors determines that an Acquisition Proposal constitutes a Superior Proposal pursuant to Section 6.2(e)(i), CB Gold shall give immediate notice of such determination to First Source (together with a copy of the minutes of the CB Gold board of directors containing a description of the nature and substance of the outside advice received from outside legal counsel and financial advisors) and shall give First Source not less than three Business Days advance notice of any action to be taken by the CB Gold board of directors to withdraw, modify or change any recommendation to the Holders of CB Gold Shares regarding the Amalgamation or the CB Gold Amalgamation Resolution or to enter into any agreement to implement the Superior Proposal, and provide to First Source the right, during such three Business Days, to advise the CB Gold board of directors that First Source will, within such period, announce its intention to, and, as soon as practicable in the circumstances and, in any event, within three Business Days of such announcement, amend the terms of the Amalgamation such that the Acquisition Proposal would no longer constitute a Superior Proposal. If First Source so advises the CB Gold board of directors and so amends the terms of the Amalgamation, the CB Gold board of directors shall not withdraw, modify or change any recommendation to the Holders of CB Gold Shares with respect to the CB Gold Amalgamation Resolution, as so amended, and neither CB Gold nor the CB Gold board of directors shall take any action to accept, recommend, approve or implement the Acquisition Proposal, including, without limitation, any release of the party making the Acquisition Proposal from any standstill or confidentiality obligation, any further consideration or negotiation of the Acquisition Proposal or entry into of any agreement regarding the Acquisition Proposal and CB Gold agrees to amend this Agreement to provide for the Amalgamation as so amended.

(v)
If the CB Gold board of directors receives a request for non-public information from a party who has made or is considering making an unsolicited bona fide Acquisition Proposal and the CB Gold board of directors determines that such Acquisition Proposal may reasonably be considered to constitute a Superior Proposal pursuant to Section 6.2(e)(i), then, and only in such case, CB Gold may, subject to the execution of a confidentiality agreement substantially similar to the Confidentiality Agreement, provide such party with access to information regarding CB Gold provided that CB Gold complies with its obligations pursuant to Section 6.2(e)(iii), sends a copy of any such confidentiality agreement to First Source immediately upon its execution and provides copies to First Source of any information provided to such party (that has not been previously provided to First Source) concurrently with its provision to such party.

(vi)
CB Gold shall ensure that the officers, directors and employees of CB Gold and any advisors or other representatives retained by CB Gold are aware of the provisions of this Section 6.2(e), and CB Gold shall be responsible for any breach of this Section 6.2(e) by such advisors or other representatives.

6.3.	Covenants of First Source.

(a)
The board of directors of First Source shall recommend to the Holders of First Source Shares the approval of the First Source Amalgamation Resolution, a special resolution authorizing the sale by First Source of its Lac des Pic property and all related matters at the First Source Meeting.

(b)
First Source shall, at the request of CB Gold, solicit from the Holders of First Source Shares proxies in favour of the approval of the First Source Amalgamation Resolution, a special resolution authorizing the sale by First Source of its Lac des Pics property and all related matters.

(c)
First Source shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the First Source Meeting without CB Gold’s prior written consent, except as required by Laws or, in the case of adjournment, as may be required by the Holders of First Source Shares as expressed by majority resolution.

(d)
Until the earlier of the Effective Date and the termination of this Agreement pursuant to Article 8, First Source shall not sell, pledge, encumber, lease (whether such lease is an operating or capital lease) or otherwise dispose of any assets, except that First Source may sell or otherwise dispose of the Lac des Pics property on such terms as may be approved in writing by CB Gold.

(e)	Until the earlier of the Effective Date and the termination of this Agreement pursuant to Article 8, First Source shall not make or commit to make any capital expenditures (including capital lease obligations) without the prior written consent of CB Gold.

(f)	Non-Solicitation:

(i)
First Source shall not, directly or indirectly, through any officer, director, employee, representative or agent of First Source, (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries, discussions, negotiations, proposals or offers from any Person or other entity or group (other than CB Gold) in respect of any matter or thing inconsistent with the successful completion of the Amalgamation, including, without limitation, any Acquisition Proposal or (ii) provide any non-public information to, participate in any discussions or negotiations relating to any such matter or thing inconsistent with the successful completion of the Amalgamation, including, without limitation, any Acquisition Proposal, or otherwise cooperate with or assist or participate in any effort to take such action by, any Person or other entity or group; provided nothing contained in this Section 6.3(f) or otherwise in this Agreement shall prevent the First Source board of directors from:

A.
considering, negotiating or providing information in connection with, or otherwise (except as provided for in (iii) below) responding to, an Acquisition Proposal that may reasonably be considered to constitute a Superior Proposal provided that First Source is in compliance with Sections 6.3(f)(iii), (iv) and (v) in respect of the Acquisition Proposal;

B.	complying with applicable Laws relating to the provision of directors’ circulars and making appropriate disclosure with respect thereto to Holders of First Source Shares; and

C.
accepting, recommending, approving or implementing any Superior Proposal if First Source has complied with Sections 6.3(f)(iii), (iv) and (v) in respect of the Superior Proposal and prior to such acceptance, recommendation, approval or implementation:

I.
after consultation with its financial advisors, and after receiving advice of outside counsel that is reflected in the minutes of the First Source board of directors, the First Source board of directors concludes in good faith that such action is necessary for the First Source board of directors to discharge properly its fiduciary duties under applicable law; and

II.	in arriving at such conclusion, the First Source board of directors gives consideration to any amendment proposed by CB Gold in writing in the three Business Day period referred to in Section 6.3(f)(iv).

(ii)
First Source shall, and shall direct and use reasonable efforts to cause its officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than CB Gold or an affiliate of CB Gold) with respect to any potential Acquisition Proposal. First Source shall not waive, in whole or in part, or release, in whole or in part, any third party from, or consent to any action pursuant to, any confidentiality or standstill obligation to which First Source and such third party is a party except in respect of a Superior Proposal in accordance with Section 6.3(f)(iv). First Source shall immediately request the return or destruction of all confidential non-public information provided to any third parties who have entered into a confidentiality agreement with First Source relating to a potential Acquisition Proposal, shall use all reasonable efforts to ensure that such requests are honoured and shall immediately advise CB Gold orally and in writing of any responses or action (actual or threatened) by any recipient of such request which could hinder, prevent, delay or otherwise adversely affect the completion of the Amalgamation.

(iii)
First Source shall immediately notify CB Gold of any Acquisition Proposal (including, without limitation, any amended, supplemented, replaced or renewed Acquisition Proposal previously made) or any request for non-public information relating to First Source or for access to the properties, books or records of First Source by any Person or other entity or group that informs First Source that it is considering making, or has made, an Acquisition Proposal. Such notice to CB Gold shall be made, from time to time, orally and in writing, and shall indicate such details of the proposal, inquiry or contact as CB Gold may reasonably request including, without limitation, the identity of the Person or other entity or group making such proposal, inquiry or contact and shall include a copy of any written form of Acquisition Proposal (all of which information shall be subject to the provisions of the Confidentiality Agreement as if it were Confidential Information as referred to in that agreement).

(iv)
If the First Source board of directors determines that an Acquisition Proposal constitutes a Superior Proposal pursuant to Section 6.3(f)(i), First Source shall give immediate notice of such determination to CB Gold (together with a copy of the minutes of the First Source board of directors containing a description of the nature and substance of the outside advice received from outside legal counsel and financial advisors) and shall give CB Gold not less than three Business Days advance notice of any action to be taken by the First Source board of directors to withdraw, modify or change any recommendation to the Holders of First Source Shares regarding the Amalgamation or the First Source Amalgamation Resolution or to enter into any agreement to implement the Superior Proposal, and provide to CB Gold the right, during such three Business Days, to advise the First Source board of directors that CB Gold will, within such period, announce its intention to, and, as soon as practicable in the circumstances and, in any event, within three Business Days of such announcement, amend the terms of the Amalgamation such that the Acquisition Proposal would no longer constitute a Superior Proposal.  If CB Gold so advises the First Source board of directors and so amends the terms of the Amalgamation, the First Source board of directors shall not withdraw, modify or change any recommendation to the Holders of First Source Shares with respect to the First Source Amalgamation Resolution, as so amended, and neither First Source nor the First Source board of directors shall take any action to accept, recommend, approve or implement the Acquisition Proposal, including, without limitation, any release of the party making the Acquisition Proposal from any standstill or confidentiality obligation, any further consideration or negotiation of the Acquisition Proposal or entry into of any agreement regarding the Acquisition Proposal and First Source agrees to amend this Agreement to provide for the Amalgamation as so amended.

(v)
If the First Source board of directors receives a request for non-public information from a party who has made or is considering making an unsolicited bona fide Acquisition Proposal and the First Source board of directors determines that such Acquisition Proposal may reasonably be considered to constitute a Superior Proposal pursuant to Section 6.3(f)(i), then, and only in such case, First Source may, subject to the execution of a confidentiality agreement substantially similar to the Confidentiality Agreement, provide such party with access to information regarding First Source provided that First Source complies with its obligations pursuant to Section 6.3(f)(ii), sends a copy of any such confidentiality agreement to CB Gold immediately upon its execution and provides copies to CB Gold of any information provided to such party (that has not been previously provided to CB Gold) concurrently with its provision to such party.

(vi)
First Source shall ensure that the officers, directors and employees of First Source and any advisors or other representatives retained by First Source are aware of the provisions of this Section 6.3(f), and First Source shall be responsible for any breach of this Section 6.3(f) by such investment bankers, advisors or other representatives.

6.4.	Access to Information.

(a)
Subject to Section 6.4(b) and applicable Laws, upon reasonable notice to an officer of such party, First Source shall afford the officers, employees, counsel, accountants and other authorized representatives and advisors (“Representatives”) of CB Gold access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts, records and management personnel to enable CB Gold to effect a thorough examination of First Source and its business, properties and financial status. During such period, First Source shall furnish promptly to CB Gold all information concerning First Source’s business, properties and personnel as CB Gold may reasonably request.

(b)
CB Gold acknowledges that certain information received pursuant to Section 6.4(a) will be non-public or proprietary in nature and that CB Gold may not disclose such information to third parties without the prior written consent of First Source unless required to do so by Law.

6.5.	Closing Matters.

(a)
The transactions contemplated by this Agreement shall be completed at the offices of CB Gold’s counsel, Lawson Lundell LLP, Suite 1600 – 925 West Georgia Street, Vancouver, British Columbia, at 8:00 a.m. (Vancouver Time) (the “Time of Closing”) on or before October 31, 2010 as determined by the parties or at such other time and place as the parties may agree.

(b)
Each of First Source and CB Gold shall deliver, or cause to be delivered, at the Time of Closing, such customary certificates, resolutions, legal opinions and other closing documents as may be required by the other party hereto, in form and substance satisfactory to such other party, acting reasonably. For greater certainty, First Source shall also deliver evidence that all regulatory and TSXV approvals have been obtained, and shall deliver an executed copy of a resignation of all of the directors, officers and employees, if any, of First Source, all without payment or liability to First Source, CB Gold or Amalco.

ARTICLE 7.     CONDITIONS

7.1.	Mutual Conditions Precedent.

The respective obligations of First Source and CB Gold to complete the transactions contemplated hereby and to file with the Registrar the Amalgamation Application and such other documents as are required to be filed under the BCBCA to give effect to the Amalgamation shall be subject to the satisfaction of each of the following conditions at or prior to the Effective Date:

(a)
the CB Gold Amalgamation Resolution shall have been approved by not less than three-quarters of the votes cast by the Holders of the CB Gold Shares at the CB Gold Meeting in accordance with applicable Laws and this Agreement;

(b)
the First Source Amalgamation Resolution and the special resolution authorizing the sale by First Source of its Lac des Pics property shall have been approved by not less than two-thirds of the votes cast by the Holders of the First Source Shares at the First Source Meeting in accordance with applicable Laws and this Agreement;

(c)	the TSXV shall have approved the transactions contemplated hereby, including the issuance by Amalco of all Amalco Securities to be issued pursuant to the Amalgamation;

(d)
the TSXV shall have conditionally approved the listing thereon of the Amalco Shares (i) to be issued pursuant to the Amalgamation as of the Effective Date and (ii) issuable upon exercise of the Amalco Convertible Securities;

(e)
all other Appropriate Regulatory Approvals shall have been obtained or received from the persons having jurisdiction in the circumstances, and all other applicable regulatory requirements and conditions shall have been complied with, the failure to obtain, receive or comply with which would, individually or in the aggregate, have a Material Adverse Effect on Amalco after the Effective Time;

(f)	all applicable consents required from third parties to the transactions contemplated hereby shall have been obtained;

(g)
there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated hereby and there shall be no proceeding, whether of a judicial or administrative nature or otherwise, in progress that relates to or results from the transactions contemplated hereby that would, if successful, result in an order or ruling that would preclude the completion of the transactions contemplated hereby in accordance with the terms and conditions hereof;

(h)	there shall not exist any prohibition at Law against the completion of the Amalgamation;

(i)
none of the Appropriate Regulatory Approvals or consents contemplated hereby shall contain terms or conditions or require undertakings or security which are considered unsatisfactory or unacceptable by any of the parties hereto acting reasonably;

(j)	this Agreement shall not have been terminated under Article 8;

(k)	Holders of CB Gold Shares representing no more than 5% of the outstanding CB Gold Shares shall have exercised CB Gold Dissent Rights;

(l)	Holders of First Source Shares representing no more than 5% of the outstanding First Source Shares shall have exercised First Source Dissent Rights;

(m)
all Persons which are parties to any written or oral policy, agreement, obligation or understanding providing for severance, termination or change of control payments which will result from the Amalgamation shall have provided a waiver to CB Gold relating thereto;

(n)	all Persons holding CB Gold Options shall have agreed to exchange their respective CB Gold Options for Amalco Options in connection with the Amalgamation; and

(o)	all Persons holding First Source Options shall have agreed to exchange their respective First Source Options for Amalco Options in connection with the Amalgamation.

The foregoing conditions are for the mutual benefit of First Source and CB Gold and may be waived in writing, in whole or in part, by First Source and CB Gold at any time.

7.2.	Additional Conditions Precedent to the Obligations of First Source.

The obligations of First Source to complete the transactions contemplated hereby and to file with the Registrar the Amalgamation Application and such other documents as are required to be filed under the BCBCA to give effect to the Amalgamation shall also be subject to the satisfaction of each of the following conditions at or prior to the Effective Date or such other time as is specified below:

(a)
CB Gold shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Time;

(b)
each of the representations and warranties of CB Gold under this Agreement (which for purposes of this clause (b) shall be read as though none of them contained any Material Adverse Effect or other materiality qualification) shall be true and correct in all respects on April 20, 2010, on the date hereof and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date, (ii) as affected by transactions contemplated or permitted by this Agreement, or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on CB Gold;

(c)
since April 20, 2010, there shall have been no Material Adverse Effect with respect to CB Gold or any change, effect, event or occurrence, including the commencement of any action, suit or other legal proceeding, which would be reasonably expected to have a Material Adverse Effect on CB Gold;

(d)
First Source shall have received a certificate of CB Gold addressed to First Source and dated the Effective Date, signed on behalf of CB Gold by two senior officers of CB Gold, confirming that the conditions in Sections 7.2(a), (b) and (c) have been satisfied; and

(e)
the board of directors of CB Gold and the Holders of CB Gold Shares shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by CB Gold to permit the consummation of the Amalgamation and the other transactions contemplated hereby.

The foregoing conditions are for the benefit of First Source and may be waived in writing, in whole or in part, by First Source at any time.

7.3.	Additional Conditions Precedent to the Obligations of CB Gold.

The obligations of CB Gold to complete the transactions contemplated hereby and to file with the Registrar the Amalgamation Application and such other documents as are required to be filed under the BCBCA to give effect to the Amalgamation shall also be subject to the satisfaction of each of the following conditions at or prior to the Effective Date or such other time as is specified below:

(a)
First Source shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Time;

(b)
each of the representations and warranties of First Source under this Agreement (which for purposes of this clause (b) shall be read as though none of them contained any Material Adverse Effect or other materiality qualification) shall be true and correct in all respects on April 20, 2010, on the date hereof and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date, (ii) as affected by transactions contemplated or permitted by this Agreement, or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on First Source;

(c)
since April 20, 2010, there shall have been no Material Adverse Effect with respect to First Source or any change, effect, event or occurrence, including the commencement of any action, suit or other legal proceeding, which would be reasonably expected to have a Material Adverse Effect on First Source;

(d)
immediately prior to the time that is immediately prior to the Effective Time, First Source shall have sold or otherwise disposed of the Lac des Pics property on such terms as may be approved in writing by CB Gold;

(e)
CB Gold shall have received a certificate of First Source addressed to CB Gold and dated the Effective Date, signed on behalf of First Source by two senior officers of First Source, confirming that the conditions in Sections 7.3(a), (b), (c) and (d) have been satisfied;

(f)	CB Gold shall have received a resignation and release from each officer and director of First Source which shall be effective at the Effective Time;

(g)
on the date hereof, CB Gold shall have received from certain Holders of the outstanding First Source Shares duly executed and delivered Lock-Up Agreements in respect of all First Source Shares owned by such persons, directly or indirectly, or over which control or direction is exercised by such persons which shall, in the aggregate, represent not less than 50% of the First Source

Shares owned by such persons, directly or indirectly, or over which control or direction is exercised by such persons which shall, in the aggregate, represent not less than 50% of the First Source Shares issued and outstanding as of the date hereof and none of the persons executing the Lock-Up Agreements shall breach, in any material respect, any of the representations, warranties and covenants in such Lock-Up Agreements; and

(h)
the board of directors of First Source and the Holders of First Source Shares shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by First Source to permit the consummation of the Amalgamation and the other transactions contemplated hereby.

The foregoing conditions are for the benefit of CB Gold and may be waived in writing, in whole or in part, by CB Gold at any time.

7.4.	Merger of Conditions.

The conditions set out in Sections 7.1, 7.2 and 7.3 shall be conclusively deemed to have been satisfied or waived on the filing by First Source and CB Gold with the Registrar of the Amalgamation Application, and such other documents as are required to be filed under the BCBCA to give effect to the Amalgamation.

ARTICLE 8.     AMENDMENT AND TERMINATION

8.1.	Amendment.

This Agreement may not be amended except by the mutual written agreement of the parties hereto; provided that after approval by the: (i) Holders of CB Gold Shares, no amendment may be made that by Law requires further approval or authorization by the Holders of CB Gold Shares without such further approval or authorization; and (ii) Holders of First Source Shares, no amendment may be made that by Law requires further approval or authorization by the Holders of First Source Shares without such further approval or authorization.

8.2.	Termination.

This Agreement may be terminated and the Amalgamation abandoned at any time prior to the Effective Time (notwithstanding any approval of the CB Gold Amalgamation Resolution by the Holders of CB Gold Shares or any approval of the First Source Amalgamation Resolution by the Holders of First Source Shares):

(a)	by the mutual written agreement of First Source and CB Gold;

(b)
by either First Source or CB Gold, if there shall be any Law that makes consummation of the Amalgamation illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent Governmental Entity enjoining First Source or CB Gold from consummating the Amalgamation shall be entered and such judgment, injunction, order or decree shall have become final and non-appealable;

(c)	by either First Source or CB Gold, if the Effective Date does not occur on or prior to October 31, 2010 or such other date as First Source and CB Gold may agree upon in writing; provided, however, that the right to terminate this Agreement under this Section 8.2(c) shall not be available to any party whose failure to perform any material covenant, agreement or obligation hereunder has been the cause of, or resulted in, the failure of the Effective Date to occur on or before such date;

(d)
by CB Gold if (i) the board of directors of First Source fails to recommend to the Holders of First Source Shares the approval of the First Source Amalgamation Resolution or the special resolution authorizing the sale by First Source of its Lacs des Pics property or withdraws, modifies or changes its approval of the Amalgamation or the sale of such property or such recommendation in a manner adverse to CB Gold, (ii) the board of directors of First Source fails to affirm such approval or recommendation within five Business Days after any written request to do so from CB Gold or (iii) the First Source Amalgamation Resolution or the special resolution authorizing the sale by First Source of its Lacs des Pics property is not submitted for approval at the First Source Meeting or the First Source Meeting is not held by August 31, 2010 or such later date to which the First Source Meeting shall have been adjourned or postponed as may be agreed to in writing by CB Gold;

(e)
by First Source if (i) the board of directors of CB Gold fails to recommend to the Holders of CB Gold Shares the approval of the CB Gold Amalgamation Resolution or withdraws, modifies or changes its approval of the Amalgamation or such recommendation in a manner adverse to First Source, (ii) the board of directors of CB Gold fails to affirm such approval or recommendation within five Business Days after any written request to do so from First Source or (iii) the CB Gold Amalgamation Resolution is not submitted for approval at the CB Gold Meeting or the CB Gold Meeting is not held by August 31, 2010 or such later date to which the CB Gold Meeting shall have been adjourned or postponed as may be agreed to in writing by First Source;

(f)
by either First Source or CB Gold, by written notice to the other party, if any of the other conditions precedent set out in Section 7.1 hereof have not been satisfied or waived on or before the Effective Date; provided, however, that no party may rely on the failure to satisfy any of the conditions set out in Section 7.1 if the condition would have been satisfied but for a failure by such party in complying with its obligations hereunder;

(g)
by First Source, by written notice to CB Gold, if any of the conditions precedent set out in Section 7.2 hereof have not been satisfied or waived on or before the date required for satisfaction thereof; provided, however, First Source may not rely on the failure to satisfy any of the conditions set out in Section 7.2 if the condition would have been satisfied but for a material failure by First Source to comply with its obligations hereunder;

(h)	by First Source, if CB Gold has breached any of its obligations, covenants, agreements, representations or warranties herein which breach would result in the failure to satisfy one or more conditions set forth in Sections 7.2(a) or 7.2(b) and such breach is not curable or, if curable, is not cured within 20 days after notice thereof has been received by CB Gold;

(i)
by CB Gold, by written notice to First Source, if any of the conditions precedent set out in Section 7.3 hereof have not been satisfied or waived on or before the date required for satisfaction thereof; provided, however, that CB Gold may not rely on the failure to satisfy any of the conditions set out in Section 7.3 if the condition would have been satisfied but for a material failure by CB Gold to comply with its obligations hereunder;

(j)
by CB Gold, if First Source has breached any of its obligations, covenants, agreements, representations or warranties herein which breach would result in the failure to satisfy one or more conditions set forth in Sections 7.2(a) or 7.2(b) and such breach is not curable, or if curable, is not cured within 20 days after notice thereof has been received by First Source; or

(k)	by CB Gold in accordance with Section 8.3(a) or by First Source in accordance with Section 8.3(b).

8.3.	Termination for Superior Proposal.

(a)
In the event that CB Gold obtains a Superior Proposal in accordance with Section 6.2(e) and CB Gold wishes to pursue the transaction contemplated thereby, CB Gold may terminate this Agreement upon providing written notice to First Source and concurrently therewith making a cash payment to First Source in the amount of $1,400,000, which payment constitutes compensation to First Source and its shareholders for the non-performance by CB Gold of this Agreement and the fees and expenses associated therewith.

(b)
In the event that First Source receives a Superior Proposal in accordance with Section 6.3(f) and First Source wishes to pursue the transaction contemplated thereby, First Source may terminate this Agreement upon providing written notice to CB Gold and concurrently therewith making a cash payment to CB Gold in the amount of $1,400,000, which payment constitutes compensation to CB Gold and its shareholders for the non-performance by First Source of this Agreement and the fees and expenses associated therewith.

8.4.	Effect of Termination.

If this Agreement is terminated in accordance with the provisions of Section 8.2 or Section 8.3, no party shall have any further liability to perform its obligations hereunder except for the provisions of this Section 8.4, Section 6.4(b), Section 8.3(a), Section 8.3(b), Section 9.7 and Section 9.9; provided, however, that neither the termination of this Agreement nor anything contained in this Section 8.4 shall relieve any party from any liability for any breach by it of this Agreement. If it shall be judicially determined that termination of this Agreement under Section 8.2 was caused by breach of this Agreement, then, in addition to any other remedies at law or equity for breach of this Agreement, the party so found to have breached this Agreement shall indemnify and hold harmless the other party for its out-of-pocket costs, including fees and expenses of its counsel, accountants, financial advisors and other experts and advisors, incident to the negotiation, preparation and execution of this Agreement and related documentation.

ARTICLE 9.     GENERAL

9.1.	Notices.

All notices which may or are required to be given pursuant to any provision of this Agreement shall be in writing and shall be deemed given when delivered by hand or facsimile (with confirmation) to the relevant party at:

(a)	in the case of First Source:

First Source Resources Inc.
1105 – 1068 Hornby Street
Vancouver, BC  V6Z 1V6

Attention: President
Facsimile number: (604) 357-1030

(b)	with a copy (which shall not constitute notice) to:

Blakes Cassels and Graydon LLP
595 Burrard Street
Suite 2600, Three Bentall Centre
Vancouver, BC  V7X 1L3

Attention: Michelle Audet
Facsimile number: (604) 631-3309

(c)	in the case of CB Gold:

CB Gold Inc.
907-1030 West Georgia Street
Vancouver, BC  V6E 2Y3

Attention: President
Facsimile number: (604) 685-7858

(d)	with a copy (which shall not constitute notice) to:

Lawson Lundell LLP
Suite 1600 – 925 West Georgia Street
Vancouver, BC  V6C 3L2

Attention: Jerrold W. Schramm
Facsimile number: (604) 669-1620

or at such other address of which any party may, from time to time, advise the other party by notice in writing given in accordance with the foregoing.

9.2.	Assets and Liabilities and Other Effects of Amalgamation.

Upon the completion of the Amalgamation, in addition to the other effects set forth in Section 282 of the BCBCA, the property, rights and interests of each of CB Gold and First Source continue to be the property, rights and interests of Amalco, Amalco continues to be liable for the obligations of each of CB Gold and First Source, an existing cause of action, claim, or liability to prosecution is unaffected and a legal proceeding being prosecuted or pending by or against CB Gold or First Source may be prosecuted, or its prosecution may be continued, as the case may be, by or against Amalco.

9.3.	Assignment.

Neither party may assign this Agreement or any of its rights, interests or obligations under this Agreement or the Amalgamation (whether by operation of law or otherwise) without the prior written consent of the other party.

9.4.	Binding Effect.

This Agreement and the Amalgamation shall be binding upon and shall enure to the benefit of First Source and CB Gold and their respective successors and permitted assigns.

9.5.	Third Party Beneficiaries.

Nothing in this Agreement, express or implied, shall be construed to create any third party beneficiaries.

9.6.	Waiver and Modification.

CB Gold and First Source may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants or agreements herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

9.7.	No Personal Liability.

(a)
No director, officer, employee or agent of First Source shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to CB Gold under this Agreement or any other document delivered in connection with the Amalgamation on behalf of First Source, except pursuant to any Lock-Up Agreement executed and delivered by any such Person.

(b)
No director, officer, employee or agent of CB Gold or any of its Subsidiaries shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to First Source under this Agreement or any other document delivered in connection with the Amalgamation on behalf of CB Gold.

9.8.	Further Assurances.

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.9.	Expenses.

Each of CB Gold and First Source shall pay their own costs and expenses in connection with the Amalgamation including, without limitation, legal, accounting and auditing fees, regulatory and exchange fees, meeting and mailing costs and any fees or commissions of brokers, finders or other third parties engaged by it in connection with the Amalgamation.

9.10.	Public Announcements; Appropriate Regulatory Approvals.

First Source and CB Gold shall consult with each other prior to issuing any news releases or public statements with respect to the Amalgamation or the other transactions contemplated by this Agreement and shall use their respective commercially reasonable efforts not to issue any news releases or public statements inconsistent with the results of such consultations. Subject to applicable Laws, each party shall use its commercially reasonable efforts to enable the other parties to review and comment on all such news releases prior to the release thereof. The parties agree to issue jointly a news release with respect to the Amalgamation as soon as practicable following the execution of this Agreement. First Source and CB Gold shall consult with each other in preparing and making any applications, filings and communications in connection with any Appropriate Regulatory Approvals.

9.11.	Governing Law; Consent to Jurisdiction.

This Agreement shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

9.12.	Entire Agreement.

This Agreement, and the other agreements and other documents referred to herein, constitute the entire agreement between First Source and CB Gold with respect to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between First Source and CB Gold with respect to the subject matter hereof, including, without limitation, the letter agreement dated February 26, 2010 between First Source and CB Gold.

9.13.	Time of Essence.

Time is of the essence of this Agreement.

9.14.	Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

9.15.	Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and both of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date hereinbefore written.

FIRST SOURCE RESOURCES INC.

By:	(Signed) “Peter Smith”
Peter Smith
President and Chief Executive Officer

CB GOLD INC.

By:	(Signed) “Giles Baynham”
Giles Baynham
Chairman and Vice President, Corporate Development

SCHEDULE “A”
FORM OF FIRST SOURCE AMALGAMATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)
The amalgamation of First Source Resources Inc. (“First Source”) and CB Gold Inc. (“CB Gold”) (the “Amalgamation”), as provided for in and subject to the terms and conditions set forth in the amalgamation agreement dated as of April 20, 2010, as amended and restated June 28, 2010 (the “Amended and Restated Amalgamation Agreement”) between First Source and CB Gold (as the Amalgamation may be modified or amended), is hereby authorized and approved;

(b)
The Amended and Restated Amalgamation Agreement, substantially as described in the joint management information circular of First Source and CB Gold dated June 28, 2010 accompanying the notice of this meeting, is hereby authorized, approved and adopted;

(c)
Notwithstanding that this resolution has been passed (and the Amended and Restated Amalgamation Agreement and the Amalgamation authorized, approved and adopted) by the holders of common shares of First Source (“First Source Shareholders”), the directors of First Source are hereby authorized and empowered, without further notice to or approval of the First Source Shareholders (i) to amend the Amended and Restated Amalgamation Agreement to the extent permitted by the Amended and Restated Amalgamation Agreement, and (ii) subject to the terms and conditions of the Amended and Restated Amalgamation Agreement, not to proceed with the Amalgamation; and

(d)
Any director or officer of First Source is hereby authorized, instructed and empowered, acting for, in the name of and on behalf of First Source, to do or to cause to be done all such other acts and things in the opinion of such director or officer of First Source as may be necessary or desirable in order to fulfill the intention of this resolution and the matters authorized hereby.

SCHEDULE “B”
FORM OF CB GOLD AMALGAMATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)
The amalgamation of First Source Resources Inc. (“First Source”) and CB Gold Inc. (“CB Gold”) (the “Amalgamation”), as provided for in and subject to the terms and conditions set forth in the amalgamation agreement dated as of April 20, 2010, as amended and restated June 28, 2010 (the “Amended and Restated Amalgamation Agreement”) between First Source and CB Gold (as the Amalgamation may be modified or amended), is hereby authorized and approved;

(b)
The Amended and Restated Amalgamation Agreement, substantially as described in the joint management information circular of First Source and CB Gold dated June 28, 2010 accompanying the notice of this meeting, is hereby authorized, approved and adopted;

(c)
Notwithstanding that this resolution has been passed (and the Amended and Restated Amalgamation Agreement and the Amalgamation authorized, approved and adopted) by the holders of common shares of CB Gold (“CB Gold Shareholders”), the directors of CB Gold are hereby authorized and empowered, without further notice to or approval of the CB Gold Shareholders (i) to amend the Amended and Restated Amalgamation Agreement to the extent permitted by the Amended and Restated Amalgamation Agreement, and (ii) subject to the terms and conditions of the Amended and Restated Amalgamation Agreement, not to proceed with the Amalgamation; and

(d)
Any director or officer of CB Gold is hereby authorized, instructed and empowered, acting for, in the name of and on behalf of CB Gold, to do or to cause to be done all such other acts and things in the opinion of such director or officer of CB Gold as may be necessary or desirable in order to fulfill the intent of this resolution and the matters authorized hereby.

SCHEDULE “C”
AMALGAMATION APPLICATION

See attached.

Schedule C

Ministry of Finance	Mailing Address: PO Box 9431 Stn Prov Govt Victoria, BC V8W 9V3 Location: 2nd Floor - 940 Blanshard Street Victoria BC www.fin.gov.bc.ca/registries	AMALGAMATION APPLICATION FORM 13 - BC COMPANY Sections 275 Business Corporations Act
BC Registry Services

Telephone: 250 356-8626

DO NOT MAIL THIS FORM to the BC Registry Services unless you are instructed to do so by registry staff.
The Regulation under the Business Corporations Act requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FOIPPA):
Personal information provided on this form is collected, used and disclosed under the authority of the FOIPPA and the Business Corporations Act for the purposes of assessment.  Questions regarding the collection, use and disclosure of personal information can be directed to the Executive Coordinator of the BC Registry Services at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC  V8W 9V3.

A. INITIAL INFORMATION – When the amalgamation is complete, your company will be a BC limited company.
What kind of company(ies) will be involved in the amalgamation? (Check all applicable boxes.)

☑ BC company

☐ BC unlimited liability company
B. NAME OF COMPANY – Choose one of the following:
☐☐
The name _______________________________ is the name reserved for the amalgamated company.  The name reservation number is: ________________________________________________ is the name reserved for the amalgamated company.  The name reservation number is: _________________, OR

☐☐ The company is to be amalgamated with a name created by adding “B.C. Ltd.” after the incorporation number, OR

☑☐
The amalgamated company is to adopt, as its name, the name of one of the amalgamating companies.
The name of the amalgamating company being adopted is:
CB Gold Inc.
The incorporation number of that company is: BC 0851695

Please note: If you want the name of an amalgamating corporation that is a foreign corporation, you must obtain a name approval before completing this amalgamation application.
C. AMALGAMATION STATEMENT – Please indicate the statement applicable to the amalgamation.

☐
With Court Approval:
This amalgamation has been approved by the court and a copy of the entered court order approving the amalgamation has been obtained and has been deposited in the records office of each of the amalgamating companies.

OR

☑
Without Court Approval:
This amalgamation has been effected without court approval.  A copy of all of the required affidavits under section 277(1) have been obtained and the affidavit obtained from each amalgamating company has been deposited in that company’s records office.

D. AMALGAMATION EFFECTIVE DATE – Choose one of the following:

☐	The amalgamation is to take effect at the time that this application is filed with the registrar.

☑
The amalgamation is to take effect at 12:01 a.m. Pacific Time on [the date selected by the amalgamating companies as the effective date of the amalgamation] being a date that is not more than ten days after the date of the filing of this application.

☐	The amalgamation is to take effect at __________ ☐ a.m. or ☐ p.m. Pacific Time on __________ being a date and time that is not more than ten days after the date of the filing of this application.
E.      AMALGAMATING CORPORATIONS
Enter the name of each amalgamating corporation below.  For each company, enter the incorporation number.
If the amalgamating corporation is a foreign corporation, enter the foreign corporation’s jurisdiction and if registered in BC as an extraprovincial company, enter the extraprovincial company’s registration number.  Attach an additional sheet if more space is required.

	NAME OF AMALGAMATING CORPORATION	BC INCORPORATION NUMBER, OR EXTRAPROVINCIAL REGISTRATION NUMBER IN BC	FOREIGN CORPORATION’S JURISDICTION
1.	CB Gold Inc.	BC 0851695	N/A
2.	First Source Resources Inc.	BC 0738239	N/A
3.
4.

F. FORMALITIES TO AMALGAMATION
If any amalgamating corporation is a foreign corporation, section 275 (1)(b) requires an authorization for the amalgamation from the foreign corporation’s jurisdiction to be filed.

☐ This is to confirm that each authorization for the amalgamation required under section 275(1)(b) is being submitted for filing concurrently with this application.
G. CERTIFIED CORRECT – I have read this form and found it to be correct.

This form must be signed by an authorized signing authority for each of the amalgamating companies as set out in Item E.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED (YYYY / MM / DD)
1. Fabio Capponi	X
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED (YYYY / MM / DD)
2. Peter Smith	X
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED (YYYY / MM / DD)
3.	X
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED (YYYY / MM / DD)
4.	X
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED (YYYY / MM / DD)
5.	X

NOTICE OF ARTICLES

A. NAME OF COMPANY Set out the name of the company as set out in Item B of the Amalgamation Application. CB Gold Inc.
B. TRANSLATION OF COMPANY NAME Set out every translation of the company name that the company intends to use outside of Canada.

N/A

C.   DIRECTOR NAME(S) AND ADDRESS(ES)
Set out the full name, delivery address and mailing address (if different) of every director of the company.  The director may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual’s residence.  The delivery address must not be a post office box.  Attach an additional sheet if more space is required.

last name first namemiddle name	DELIVERY ADDRESS INCLUDING province/state, country and postal/zip code	MAILING ADDRESS INCLUDING province/state, country and postal/zip code
Capponi Fabio	907 – 1030 West Georgia Street, Vancouver, British Columbia, CANADA V6E 2Y3	Same as delivery
Baynham Giles Edward	907 – 1030 West Georgia Street, Vancouver, British Columbia, CANADA V6E 2Y3	Same as delivery
Barnes Peter	3150 – 666 Burrard Street, Vancouver, British Columbia, CANADA V6C 2X8	Same as delivery
Pelaez Juan Manuel	Apartamento 702, Calle 112, #1-10 Este Torre 5, Bogota, COLOMBIA	Same as delivery

D. REGISTERED OFFICE ADDRESSES
DELIVERY ADDRESS OF THE COMPANY’S REGISTERED OFFICE (INCLUDING BC and POSTAL CODE) 907 – 1030 West Georgia Street, Vancouver, British Columbia, CANADA V6E 2Y3
MAILING ADDRESS OF THE COMPANY’S REGISTERED OFFICE (INCLUDING BC and POSTAL CODE) Same as delivery
E. RECORDS OFFICE ADDRESSES
DELIVERY ADDRESS OF THE COMPANY’S RECORDS OFFICE (INCLUDING BC and POSTAL CODE) 907 – 1030 West Georgia Street, Vancouver, British Columbia, CANADA V6E 2Y3
MAILING ADDRESS OF THE COMPANY’S RECORDS OFFICE (INCLUDING BC and POSTAL CODE) Same as delivery

F. AUTHORIZED SHARE STRUCTURE
	Maximum number of shares of this class or series of shares that the company is authorized to issue, or indicate there is no maximum number	Kind of shares of this class or series of shares		Are there special rights or restrictions attached to the shares of this class or series of shares?
Identifying name of class or series of shares	maximum number of shares authorized or no maximum number	par value or without par value	type of currency	yes/no

Common Shares	No maximum	Without par value	Canadian	No

SCHEDULE “D”
ARTICLES OF AMALCO

See attached.

Schedule D

ARTICLES

CB Gold Inc. (the “Company”)

The Company will have as its Articles on amalgamation the following Articles.

Signature and full name of a proposed director of the (amalgamated) Company	Date of signing
(Signed) “Giles Edward Baynham” Giles Edward Baynham	June 28, 2010

Incorporation number: _______________________________

ARTICLES

CB Gold Inc. (the “Company”)

1.	INTERPRETATION

1.1.	Definitions

In these Articles, unless the context otherwise requires:

(1)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(2)
“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)
“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)	“legal personal representative” means the personal or other legal representative of a shareholder;

(5)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(6)	“seal” means the seal of the Company, if any.

1.2.	Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.	SHARES AND SHARE CERTIFICATES

2.1.	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2.	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3.	Shareholder Entitled to Certificate or Acknowledgement

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or an acknowledgement to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

2.4.	Delivery by Mail

Any share certificate or non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5.	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as they think fit:

(1)	order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or acknowledgement, as the case may be.

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2.6.	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement

If a share certificate or a non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:

(1)	proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

(2)	any indemnity the directors consider adequate.

2.7.	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8.	Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9.	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.	ISSUE OF SHARES

3.1.	Directors Authorized

Subject to the Business Corporations Act and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

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3.2.	Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3.	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4.	Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:

(a)	past services performed for the Company;

(b)	property;

(c)	money; and

(2)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5.	Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.	SHARE REGISTERS

4.1.	Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

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4.2.	Closing Register

The Company must not at any time close its central securities register.

5.	SHARE TRANSFERS

5.1.	Registering Transfers

A transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(1)	a duly signed instrument of transfer in respect of the share;

(2)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

(3)
if a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement; and

(4)
such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor's right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

5.2.	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3.	Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4.	Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(1)	in the name of the person named as transferee in that instrument of transfer; or

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(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5.	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.6.	Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.	TRANSMISSION OF SHARES

6.1.	Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder's name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2.	Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.  This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder's name and the name of another person in joint tenancy.

7.	PURCHASE OF SHARES

7.1.	Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

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7.2.	Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or

(2)	making the payment or providing the consideration would render the Company insolvent.

7.3.	Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.

8.	BORROWING POWERS

The Company, if authorized by the directors, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)
mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9.	ALTERATIONS

9.1.	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(1)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of

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shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)	if the Company is authorized to issue shares of a class of shares with par value:

(a)	decrease the par value of those shares; or

(b)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)	alter the identifying name of any of its shares; or

(7)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act;

and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly.

9.2.	Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

(1)
create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Articles and Notice of Articles accordingly.

9.3.	Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name and may by ordinary resolution or directors' resolution adopt or change any translation of that name.

9.4.	Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

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10.	MEETINGS OF SHAREHOLDERS

10.1.	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2.	Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3.	Calling and Location of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders.  The location of a meeting of shareholders shall be determined by the directors and may be within or outside British Columbia.

10.4.	Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

10.5.	Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

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(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6.	Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7.	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice.  Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting, unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.8.	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)	state the general nature of the special business; and

(2)
if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.9.	Notice of Dissent Rights

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising

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of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1.	Special Business

At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)	at an annual general meeting, all business is special business except for the following:

(a)	business relating to the conduct of or voting at the meeting;

(b)	consideration of any financial statements of the Company presented to the meeting;

(c)	consideration of any reports of the directors or auditor;

(d)	the setting or changing of the number of directors;

(e)	the election or appointment of directors;

(f)	the appointment of an auditor;

(g)	the setting of the remuneration of an auditor;

(h)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2.	Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3.	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares and to Article 11.4, the quorum for the transaction of business at a meeting of shareholders is

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two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4.	One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(2)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5.	Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Business Corporations Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6.	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7.	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

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11.8.	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9.	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any; or

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10.	Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11.	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12.	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

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11.13.	Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

11.14.	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15.	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16.	Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17.	Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:

(a)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)	in the manner, at the time and at the place that the chair of the meeting directs;

(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.

11.18.	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

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11.19.	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20.	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21.	No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22.	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23.	Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.	VOTES OF SHAREHOLDERS

12.1.	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)
on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2.	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the

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person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3.	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)	any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)
if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4.	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5.	Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)	for that purpose, the instrument appointing a representative must be received:

(a)
at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(2)	if a representative is appointed under this Article 12.5:

(a)
the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

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Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6.	Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

12.7.	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8.	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9.	When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3)
the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10.	Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)
be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

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(2)
unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11.	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)
at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.12.	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned): _____________________

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder-printed]

12.13.	Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is received:

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(1)
at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.14.	Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15.	Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.	DIRECTORS

13.1.	First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)	subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company’s first directors;

(2)	if the Company is a public company, the greater of three and the most recently set of:

(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4;

(3)	if the Company is not a public company, the most recently set of:

(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4.

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13.2.	Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)
if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may, subject to Article 14.8, appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3.	Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4.	Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5.	Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6.	Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7.	Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8.	Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried

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office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.	ELECTION AND REMOVAL OF DIRECTORS

14.1.	Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)
the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2.	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3.	Failure to Elect or Appoint Directors

If:

(1)
the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)	when his or her successor is elected or appointed; and

(4)	when he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

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14.4.	Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5.	Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6.	Remaining Directors' Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7.	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8.	Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9.	Ceasing to be a Director

A director ceases to be a director when:

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(1)	the term of office of the director expires;

(2)	the director dies;

(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10.	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11.	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.	ALTERNATE DIRECTORS

15.1.	Appointment of Alternate Director

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2.	Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3.	Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

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(1)	will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)	has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)
will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)
has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4.	Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5.	Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6.	Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7.	Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)	his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)	the alternate director dies;

(3)	the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)	the alternate director ceases to be qualified to act as a director; or

(5)	his or her appointor revokes the appointment of the alternate director.

15.8.	Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive

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from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.	POWERS AND DUTIES OF DIRECTORS

16.1.	Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2.	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.	INTERESTS OF DIRECTORS AND OFFICERS

17.1.	Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2.	Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3.	Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

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17.4.	Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5.	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6.	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7.	Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8.	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.	PROCEEDINGS OF DIRECTORS

18.1.	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2.	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

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18.3.	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)	the chair of the board, if any;

(2)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)	any other director chosen by the directors if:

(a)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4.	Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(1)	in person;

(2)	by telephone; or

(3)	with the consent of all directors who wish to participate in the meeting, by other communications medium;

if all directors participating in the meeting, whether in person, by telephone or by other communications medium, are able to communicate with each other.  A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5.	Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6.	Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

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18.7.	When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)	the director or alternate director, as the case may be, has waived notice of the meeting.

18.8.	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9.	Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

Attendance of a director or alternate director at a meeting of the directors is a waiver of notice of the meeting, unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.10.	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11.	Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12.	Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

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(1)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)
in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article may be by signed document, fax, e-mail or any other method of transmitting legibly recorded messages.  A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing.  A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.	EXECUTIVE AND OTHER COMMITTEES

19.1.	Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(1)	the power to fill vacancies in the board of directors;

(2)	the power to remove a director;

(3)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2.	Appointment and Powers of Other Committees

The directors may, by resolution:

(1)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

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(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	the power to appoint or remove officers appointed by the directors; and

(3)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.3.	Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)	conform to any rules that may from time to time be imposed on it by the directors; and

(2)	report every act or thing done in exercise of those powers at such times as the directors may require.

19.4.	Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.

19.5.	Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)	the committee may meet and adjourn as it thinks proper;

(2)
the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)	a majority of the members of the committee constitutes a quorum of the committee; and

(4)
questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

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20.	OFFICERS

20.1.	Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2.	Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)	determine the functions and duties of the officer;

(2)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3.	Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4.	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.	INDEMNIFICATION

21.1.	Definitions

In this Article 21:

(1)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)
“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

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(a)	is or may be joined as a party; or

(b)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)	“expenses” has the meaning set out in the Business Corporations Act.

21.2.	Mandatory Indemnification of Eligible Parties

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3.	Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4.	Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles or, if applicable, any former Companies Act or former Articles, does not invalidate any indemnity to which he or she is entitled under this Part.

21.5.	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)	is or was a director, alternate director, officer, employee or agent of the Company;

(2)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

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22.	DIVIDENDS

22.1.	Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2.	Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3.	No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4.	Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5.	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

22.6.	Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)	set the value for distribution of specific assets;

(2)
determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)	vest any such specific assets in trustees for the persons entitled to the dividend.

22.7.	When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8.	Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

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22.9.	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10.	Dividend Bears No Interest

No dividend bears interest against the Company.

22.11.	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12.	Payment of Dividends

Any dividend or other distribution payable in money in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13.	Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

23.	ACCOUNTING RECORDS

23.1.	Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2.	Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

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24.	NOTICES

24.1.	Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

(a)	for a record mailed to a shareholder, the shareholder’s registered address;

(b)
for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(a)	for a record delivered to a shareholder, the shareholder’s registered address;

(b)
for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the delivery address of the intended recipient;

(3)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)	sending the record by e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;

(5)	physical delivery to the intended recipient.

24.2.	Deemed Receipt

A notice, statement, report or other record that is:

(1)
mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(2)	faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

35

(3)	e-mailed to a person to the e-mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed.

24.3.	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 24.1 is conclusive evidence of that fact.

24.4.	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

24.5.	Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:

(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)
if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.6.	Undelivered Notices

If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

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25.	SEAL

25.1.	Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)	any two directors;

(2)	any officer, together with any director;

(3)	if the Company only has one director, that director; or

(4)	any one or more directors or officers or persons as may be determined by the directors.

25.2.	Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer, or the signature of any other person as may be determined by the directors.

25.3.	Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 25.1 to attest the Company's seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.	PROHIBITIONS

26.1.	Application

Article 26.2 does not apply to the Company if and for so long as it is a public company.

26.2.	Consent Required for Transfer of Shares or Designated Securities

No securities of the Company other than non-convertible debt securities of the Company shall be transferred without the consent of the directors expressed by resolution and the directors shall not be required to give any reason for refusing to consent to any such transfer.

37

ARTICLES

of

CB Gold Inc.

TABLE OF CONTENTS

1.	INTERPRETATION		1
	1.1.	Definitions	1
	1.2.	Business Corporations Act and Interpretation Act Definitions Applicable	1

2.	SHARES AND SHARE CERTIFICATES		2
	2.1.	Authorized Share Structure	2
	2.2.	Form of Share Certificate	2
	2.3.	Shareholder Entitled to Certificate or Acknowledgement	2
	2.4.	Delivery by Mail	2
	2.5.	Replacement of Worn Out or Defaced Certificate or Acknowledgement	2
	2.6.	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement	3
	2.7.	Splitting Share Certificates	3
	2.8.	Certificate Fee	3
	2.9.	Recognition of Trusts	3

3.	ISSUE OF SHARES		3
	3.1.	Directors Authorized	3
	3.2.	Commissions and Discounts	4
	3.3.	Brokerage	4
	3.4.	Conditions of Issue	4
	3.5.	Share Purchase Warrants and Rights	4

4.	SHARE REGISTERS		4
	4.1.	Central Securities Register	4
	4.2.	Closing Register	5

5.	SHARE TRANSFERS		5
	5.1.	Registering Transfers	5
	5.2.	Form of Instrument of Transfer	5
	5.3.	Transferor Remains Shareholder	5
	5.4.	Signing of Instrument of Transfer	5
	5.5.	Enquiry as to Title Not Required	6
	5.6.	Transfer Fee	6

6.	TRANSMISSION OF SHARES		6
	6.1.	Legal Personal Representative Recognized on Death	6
	6.2.	Rights of Legal Personal Representative	6

7.	PURCHASE OF SHARES		6
	7.1.	Company Authorized to Purchase Shares	6
	7.2.	Purchase When Insolvent	7
	7.3.	Sale and Voting of Purchased Shares	7

8.	BORROWING POWERS		7
9.	ALTERATIONS		7

	9.1.	Alteration of Authorized Share Structure	7
	9.2.	Special Rights and Restrictions	8
	9.3.	Change of Name	8
	9.4.	Other Alterations	8

10.	MEETINGS OF SHAREHOLDERS		9
	10.1.	Annual General Meetings	9
	10.2.	Resolution Instead of Annual General Meeting	9
	10.3.	Calling of Meetings of Shareholders	9
	10.4.	Notice for Meetings of Shareholders	9
	10.5.	Record Date for Notice	9
	10.6.	Record Date for Voting	10
	10.7.	Failure to Give Notice and Waiver of Notice	10
	10.8.	Notice of Special Business at Meetings of Shareholders	10
	10.9.	Notice of Dissent Rights	10

11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS		11
	11.1.	Special Business	11
	11.2.	Special Majority	11
	11.3.	Quorum	11
	11.4.	One Shareholder May Constitute Quorum	12
	11.5.	Persons Entitled to Attend Meeting	12
	11.6.	Requirement of Quorum	12
	11.7.	Lack of Quorum	12
	11.8.	Lack of Quorum at Succeeding Meeting	13
	11.9.	Chair	13
	11.10.	Selection of Alternate Chair	13
	11.11.	Adjournments	13
	11.12.	Notice of Adjourned Meeting	13
	11.13.	Decisions by Show of Hands or Poll	14
	11.14.	Declaration of Result	14
	11.15.	Motion Need Not be Seconded	14
	11.16.	Casting Vote	14
	11.17.	Manner of Taking Poll	14
	11.18.	Demand for Poll on Adjournment	14
	11.19.	Chair Must Resolve Dispute	15
	11.20.	Casting of Votes	15
	11.21.	No Demand for Poll on Election of Chair	15
	11.22.	Demand for Poll Not to Prevent Continuance of Meeting	15
	11.23.	Retention of Ballots and Proxies	15

12.	VOTES OF SHAREHOLDERS		15
	12.1.	Number of Votes by Shareholder or by Shares	15
	12.2.	Votes of Persons in Representative Capacity	15
	12.3.	Votes by Joint Holders	16
	12.4.	Legal Personal Representatives as Joint Shareholders	16
	12.5.	Representative of a Corporate Shareholder	16
	12.6.	Proxy Provisions Do Not Apply to All Companies	17
	12.7.	Appointment of Proxy Holders	17

	12.8.	Alternate Proxy Holders	17
	12.9.	When Proxy Holder Need Not Be Shareholder	17
	12.10.	Deposit of Proxy	17
	12.11.	Validity of Proxy Vote	18
	12.12.	Form of Proxy	18
	12.13.	Revocation of Proxy	18
	12.14.	Revocation of Proxy Must Be Signed	19
	12.15.	Production of Evidence of Authority to Vote	19

13.	DIRECTORS		19
	13.1.	First Directors; Number of Directors	19
	13.2.	Change in Number of Directors	20
	13.3.	Directors’ Acts Valid Despite Vacancy	20
	13.4.	Qualifications of Directors	20
	13.5.	Remuneration of Directors	20
	13.6.	Reimbursement of Expenses of Directors	20
	13.7.	Special Remuneration for Directors	20
	13.8.	Gratuity, Pension or Allowance on Retirement of Director	20

14.	ELECTION AND REMOVAL OF DIRECTORS		21
	14.1.	Election at Annual General Meeting	21
	14.2.	Consent to be a Director	21
	14.3.	Failure to Elect or Appoint Directors	21
	14.4.	Places of Retiring Directors Not Filled	22
	14.5.	Directors May Fill Casual Vacancies	22
	14.6.	Remaining Directors' Power to Act	22
	14.7.	Shareholders May Fill Vacancies	22
	14.8.	Additional Directors	22
	14.9.	Ceasing to be a Director	22
	14.10.	Removal of Director by Shareholders	23
	14.11.	Removal of Director by Directors	23

15.	ALTERNATE DIRECTORS		23
	15.1.	Appointment of Alternate Director	23
	15.2.	Notice of Meetings	23
	15.3.	Alternate for More Than One Director Attending Meetings	23
	15.4.	Consent Resolutions	24
	15.5.	Alternate Director Not an Agent	24
	15.6.	Revocation of Appointment of Alternate Director	24
	15.7.	Ceasing to be an Alternate Director	24
	15.8.	Remuneration and Expenses of Alternate Director	24

16.	POWERS AND DUTIES OF DIRECTORS		25
	16.1.	Powers of Management	25
	16.2.	Appointment of Attorney of Company	25

17.	INTERESTS OF DIRECTORS AND OFFICERS		25
	17.1.	Obligation to Account for Profits	25
	17.2.	Restrictions on Voting by Reason of Interest	25
	17.3.	Interested Director Counted in Quorum	25

	17.4.	Disclosure of Conflict of Interest or Property	26
	17.5.	Director Holding Other Office in the Company	26
	17.6.	No Disqualification	26
	17.7.	Professional Services by Director or Officer	26
	17.8.	Director or Officer in Other Corporations	26

18.	PROCEEDINGS OF DIRECTORS		26
	18.1.	Meetings of Directors	26
	18.2.	Voting at Meetings	26
	18.3.	Chair of Meetings	27
	18.4.	Meetings by Telephone or Other Communications Medium	27
	18.5.	Calling of Meetings	27
	18.6.	Notice of Meetings	27
	18.7.	When Notice Not Required	28
	18.8.	Meeting Valid Despite Failure to Give Notice	28
	18.9.	Waiver of Notice of Meetings	28
	18.10.	Quorum	28
	18.11.	Validity of Acts Where Appointment Defective	28
	18.12.	Consent Resolutions in Writing	28

19.	EXECUTIVE AND OTHER COMMITTEES		29
	19.1.	Appointment and Powers of Executive Committee	29
	19.2.	Appointment and Powers of Other Committees	29
	19.3.	Obligations of Committees	30
	19.4.	Powers of Board	30
	19.5.	Committee Meetings	30

20.	OFFICERS		31
	20.1.	Directors May Appoint Officers	31
	20.2.	Functions, Duties and Powers of Officers	31
	20.3.	Qualifications	31
	20.4.	Remuneration and Terms of Appointment	31

21.	INDEMNIFICATION		31
	21.1.	Definitions	31
	21.2.	Mandatory Indemnification of Eligible Parties	32
	21.3.	Indemnification of Other Persons	32
	21.4.	Non-Compliance with Business Corporations Act	32
	21.5.	Company May Purchase Insurance	32

22.	DIVIDENDS		33
	22.1.	Payment of Dividends Subject to Special Rights	33
	22.2.	Declaration of Dividends	33
	22.3.	No Notice Required	33
	22.4.	Record Date	33
	22.5.	Manner of Paying Dividend	33
	22.6.	Settlement of Difficulties	33
	22.7.	When Dividend Payable	33
	22.8.	Dividends to be Paid in Accordance with Number of Shares	33
	22.9.	Receipt by Joint Shareholders	34

	22.10.	Dividend Bears No Interest	34
	22.11.	Fractional Dividends	34
	22.12.	Payment of Dividends	34
	22.13.	Capitalization of Retained Earnings or Surplus	34

23.	ACCOUNTING RECORDS		34
	23.1.	Recording of Financial Affairs	34
	23.2.	Inspection of Accounting Records	34

24.	NOTICES		35
	24.1.	Method of Giving Notice	35
	24.2.	Deemed Receipt	35
	24.3.	Certificate of Sending	36
	24.4.	Notice to Joint Shareholders	36
	24.5.	Notice to Legal Personal Representatives and Trustees	36
	24.6.	Undelivered Notices	36

25.	SEAL		37
	25.1.	Who May Attest Seal	37
	25.2.	Sealing Copies	37
	25.3.	Mechanical Reproduction of Seal	37

26.	PROHIBITIONS		37
	26.1.	Application	37
	26.2.	Consent Required for Transfer of Shares or Designated Securities	37

SCHEDULE “E”
FORM OF LOCK-UP AGREEMENT

See attached.

Schedule E

LOCK-UP AGREEMENT

THIS AGREEMENT is made as of the _____ day of _____________, 2010.

BETWEEN:

[NAME OF SHAREHOLDER] (the “Shareholder”)

and

CB GOLD INC., a corporation existing under the Business Corporations Act (British Columbia) (“CB Gold”)

WHEREAS the Shareholder is the registered and/or direct or indirect beneficial owner of the issued and outstanding common shares in the capital of First Source Resources Inc. (“First Source”) and any options to purchase common shares in the capital of First Source set out in Schedule A hereto;

AND WHEREAS the Shareholder understands that CB Gold and First Source are, concurrently with the execution and delivery of this Agreement, executing and delivering the Amalgamation Agreement (as defined herein) providing for the Amalgamation (as defined herein);

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder (i) to vote the Subject Securities (as defined herein) or cause the same to be voted in favour of the First Source Amalgamation Resolution (as defined herein), and (ii) to abide by the other restrictions and covenants set forth herein;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement:

“Acquisition Proposal” means, in respect of First Source, a proposal or offer by any Person (other than CB Gold or its affiliates), whether or not subject to conditions and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of First Source or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding First Source Shares, whether by means of an arrangement or amalgamation, a merger, consolidation or other business combination, a sale of shares or assets, a take-over bid, tender offer or exchange offer, or any other transaction involving

2

First Source, including, without limitation, any single or multi-step transaction or series of related transactions structured to permit such Person to acquire beneficial ownership of all or a material portion of the assets of First Source or to acquire in any manner, directly or indirectly, more than 20% of the outstanding First Source Shares (other than the Amalgamation and all other transactions contemplated by the Amalgamation Agreement);

“affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia);

“Amalgamation” means the amalgamation of First Source and CB Gold pursuant to Section 270 of the BCBCA, as provided for in the Amalgamation Agreement;

“Amalgamation Agreement” means the Amalgamation Agreement between CB Gold and First Source, dated March ●, 2010, as it may be amended from time to time in accordance with its terms;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

“Effective Time” means 12:01 a.m. (Vancouver time) on the date shown on the certificate of amalgamation issued by the Registrar of Companies pursuant to Section 281 of the BCBCA giving effect to the Amalgamation;

“First Source Amalgamation Resolution” means, collectively, the special resolution of the holders of First Source Shares approving the Amalgamation and adopting the Amalgamation Agreement, to be considered at the First Source Meeting and all other resolutions of the holders of First Source Shares necessary or desirable in connection with the transactions contemplated by the Amalgamation Agreement, as described in the Circular;

“First Source Meeting” means the special meeting of the holders of First Source Shares, including any adjournment(s) or postponement(s) thereof, to be called and held for the purpose of considering and, if deemed advisable, approving the Amalgamation, adopting the Amalgamation Agreement and passing the First Source Amalgamation Resolution;

“First Source Option Plan” means, the stock option plan of First Source dated June 1, 2007 as approved by the holders of First Source Shares on December 15, 2008 and January 28, 2010;

“First Source Options” means options to purchase First Source Shares issued pursuant to the First Source Option Plan and described in the First Source Disclosure Letter;

“First Source Shares” means common shares in the capital of First Source; and

“Subject Securities” means all First Source Shares owned directly or indirectly by, or over which control or direction is exercised by, the Shareholder, including, but not limited to: (A) the First Source Shares set out in Schedule A hereto, (B) all First Source Shares that may be issued subsequent to the date hereof upon the exercise of First Source Options held by the Shareholder or that may otherwise be acquired by the Shareholder

3

subsequent to the date hereof and (C) all securities of First Source or of any holding body corporate for securities issued by First Source, issued or acquired in lieu of or in replacement for or in consideration of all or any of such First Source Shares or any interest the Shareholder may have therein.

1.2	Definitions in Amalgamation Agreement

All terms used in this Agreement that are not defined in Section 1.1 or elsewhere herein and that are defined in the Amalgamation Agreement shall have the respective meanings ascribed to them in the Amalgamation Agreement.

1.3	Schedules

The following Schedule attached hereto constitutes an integral part of this Agreement:

Schedule A	-	First Source Shares and First Source Options

ARTICLE 2

COVENANTS OF CB GOLD

2.1	Obligations under Amalgamation Agreement

CB Gold hereby irrevocably covenants and agrees in favour of the Shareholder that it will comply with its obligations set out in the Amalgamation Agreement.

ARTICLE 3

COVENANTS OF THE SHAREHOLDER

3.1	General

The Shareholder hereby irrevocably covenants and agrees in favour of CB Gold that, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement in accordance with Article 5, except as permitted by this Agreement, such Shareholder will:

(a)
not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Shareholder or any of its subsidiaries (collectively, the “Representatives”), (i) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) an Acquisition Proposal or the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any Person (other than CB Gold or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal;

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(b)
immediately cease and cause its Representatives to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons (other than CB Gold and its affiliates) with respect to any Acquisition Proposal;

(c)
promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify CB Gold, at first orally and then in writing, in the event it or its Representatives receives an Acquisition Proposal, including the material terms and conditions thereof, and the identity of the Person or Persons making the Acquisition Proposal. The Shareholder will also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as CB Gold may reasonably request;

(d)
not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any Subject Securities, or any right or interest therein (legal or equitable), to any Person or group or agree to do any of the foregoing;

(e)
not grant or agree to grant any proxy or other right to vote any Subject Securities, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to the Subject Securities that in each case might reasonably be regarded as likely to prevent or delay the successful completion of the Amalgamation or the other transactions contemplated by the Amalgamation Agreement and this Agreement;

(f)
not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Amalgamation and the other transactions contemplated by the Amalgamation Agreement and this Agreement;

(g)
not vote or cause to be voted any Subject Securities in respect of any proposed action by First Source or its shareholders or affiliates or any other Person in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Amalgamation or the other transactions contemplated by the Amalgamation Agreement and this Agreement;

(h)
irrevocably waive, to the fullest extent permitted by law, any and all rights of the Shareholder to dissent with respect to the First Source Amalgamation Resolution and not exercise any such right with respect to any such resolution;

(i)
in the event that any transaction other than the Amalgamation is presented for approval of or acceptance by the holders of First Source Shares, not, directly or indirectly, vote in favour of, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Subject Securities; and

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(j)
take all such steps as are necessary or advisable to ensure that at the Effective Time, the Subject Securities will be held by the Shareholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands of any nature or kind whatsoever, and will not be subject to any shareholders’ agreement, voting trust or similar agreement or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting the Subject Securities or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any of the Subject Securities;

provided, however, that, if the Shareholder is a director or officer of First Source, nothing in this Section 3.1 will prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties as a director or officer of First Source or other legal obligation to act in the best interests of First Source, if such action is required in order for the Shareholder to fulfill his or her fiduciary duty as a director and/or officer of First Source and provided that the board of directors of First Source has first obtained the written advice of legal counsel that such action is required by applicable Laws.

3.2	Voting of the Subject Securities in Favour of the First Source Amalgamation Resolution

The Shareholder will on or before the fifth Business Day prior to the First Source Meeting, duly complete and cause forms of proxy in respect of all of the Subject Securities, and any other documents required in accordance with the Amalgamation and the other transactions contemplated by the Amalgamation Agreement, to be validly delivered in support of the First Source Amalgamation Resolution, and will not withdraw the forms of proxy except as expressly otherwise provided in this Agreement including, but not limited to, Section 3.1.

3.3	Revised Form of Transaction

Notwithstanding any other provision of this Agreement, in the event that First Source and CB Gold agree to revise the form of the transaction contemplated by the Amalgamation Agreement to comprise a plan of arrangement or any other form of transaction, the covenants and agreements of the Shareholder set out herein and all other provisions hereof shall apply to such revised form of transaction, with appropriate changes for context.

ARTICLE 4

REPRESENTATIONS, WARRANTIES AND COVENANTS

4.1	Representations, Warranties and Covenants of the Shareholder

The Shareholder hereby represents and warrants to and covenants with CB Gold as follows, and acknowledges that CB Gold is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)
Legal Capacity. If the Shareholder is a corporation, partnership or other such entity, it exists under relevant enabling legislation and has all necessary power and authority to enter into this Agreement and to perform its obligations

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contemplated hereby.  If the Shareholder is an individual, the Shareholder has full legal capacity to enter into this Agreement and to complete the transactions and perform its obligations contemplated hereby.

(b)
Authorization. If the Shareholder is not an individual, the execution and delivery of this Agreement by the Shareholder and the consummation by the Shareholder of the transactions contemplated hereby have been duly authorized by the board of directors or equivalent body of the Shareholder and no other corporate or similar proceedings are necessary to authorize this Agreement or the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement, enforceable by CB Gold against the Shareholder in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(c)
Consents. No consent, waiver, approval, authorization, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Shareholder in connection with (i) the execution and delivery by the Shareholder and enforcement against the Shareholder of this Agreement, or (ii) the consummation of any transactions by the Shareholder provided for herein, except for, in either case, the filing of insider trading reports under applicable securities legislation.

(d)
Ownership of Subject Securities. The Shareholder is, and, subject to Section 3.1, will immediately prior to the Effective Time be, the direct or indirect beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever. The Shareholder is not a party to, bound or affected by or subject to, any charter or by-law, contract, provision, statute, regulation, judgment, order, decree or law which would in any material respect be violated, contravened, breached by, or under which any material default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

(e)
No Agreements. No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement.

(f)
Voting. Other than pursuant to this Agreement, none of the Subject Securities are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

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(g)
Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or threatened against the Shareholder or any of its affiliates that would adversely affect in any manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of the Shareholder to any of the Subject Securities and there is no judgment, decree or order against the Shareholder that would adversely affect in any manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of the Shareholder to any of the Subject Securities.

(h)
No Other Securities. The only securities of First Source beneficially owned or controlled, directly or indirectly, by the Shareholder are the Subject Securities and the First Source Options set out in Schedule A hereto and such Shareholder has no other agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional securities of the Company.

4.2	Representations and Warranties of CB Gold

CB Gold hereby represents and warrants to the Shareholder as follows, and acknowledges that the Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a)	Incorporation. CB Gold is a corporation existing under the BCBCA and has all necessary corporate power and authority to enter into this Agreement and to perform its obligations contemplated hereby.

(b)
Authorization. The execution and delivery of this Agreement by CB Gold and the consummation by CB Gold of the transactions contemplated hereby have been duly authorized by the board of directors of CB Gold and, subject to the approval of the CB Gold Amalgamation Resolution by the requisite majority of the holders of CB Gold Shares, no other corporate proceedings are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by CB Gold and constitutes a legal, valid and binding agreement enforceable by the Shareholder against CB Gold in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

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ARTICLE 5

TERMINATION

5.1	Termination by CB Gold

CB Gold, when not in material default in the performance of its obligations under this Agreement or the Amalgamation Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to the Shareholder if:

(a)	any of the representations and warranties of the Shareholder under this Agreement shall not be true and correct in all material respects; or

(b)	the Shareholder shall not have complied with its covenants and agreements to CB Gold contained in this Agreement in all material respects.

5.2	Termination by the Shareholder

The Shareholder, when not in material default in the performance of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to CB Gold if any of the representations and warranties of CB Gold under this Agreement shall not be true and correct in all material respects.

5.3	Automatic Termination

Unless extended by mutual agreement of the Shareholder and CB Gold, this Agreement shall automatically terminate in the event that the Amalgamation Agreement is terminated by any party thereto in accordance with its terms.

5.4	Agreement to Terminate

This Agreement may be terminated by the mutual agreement of CB Gold and the Shareholder evidenced by a written instrument executed by each of CB Gold and the Shareholder.

5.5	Effect of Termination

If this Agreement is terminated in accordance with this Article 5, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of the representations, warranties, covenants, agreements, terms or conditions of this Agreement which occurred prior to such termination in which case any party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it.

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ARTICLE 6

GENERAL

6.1	Further Assurances

The Shareholder and CB Gold shall, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.2	Survival of Representations and Warranties

No investigations made by or on behalf of CB Gold or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the Shareholder herein or pursuant hereto.  No investigations made by or on behalf of the Shareholder or any of his, her or its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by CB Gold herein or pursuant hereto.

6.3	Disclosure

Except as required by applicable laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, the Shareholder will not make any public announcement or statement with respect to this Agreement without the approval of CB Gold which shall not be unreasonably withheld or delayed. The Shareholder will consult with CB Gold prior to issuing any such public announcement or statement, subject to any overriding obligations of applicable laws or regulations. The parties hereto acknowledge that the terms of this Agreement will be publicly disclosed.

6.4	Assignment

Subject to prior written notice to the Shareholder, CB Gold may assign all or part of its rights under this Agreement to a direct or indirect wholly-owned subsidiary of CB Gold, but, if such assignment takes place, CB Gold will continue to be liable jointly and severally with the assignee for any of its obligations hereunder. This Agreement shall not be otherwise assignable by any party hereto without the prior written consent of the other party hereto, which consent may not be unreasonably withheld or delayed.

6.5	Time

Time shall be of the essence of this Agreement.

6.6	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein (without regard to conflict of laws principles).

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6.7	Entire Agreement

This Agreement, including Schedule A hereto and the provisions of the Amalgamation Agreement incorporated herein by reference, constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

6.8	Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement by each of the parties hereto.

6.9	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered or sent by facsimile:

(a)	if to CB Gold, addressed as follows:

CB Gold Inc.
907-1030 West Georgia Street
Vancouver, BC  V6E 2Y3

Attention:     President and Chief Executive Officer
Facsimile:     (604) 685-7858

with a copy (which shall not constitute notice) to:

Lawson Lundell LLP
Suite 1600 – 925 West Georgia Street
Vancouver, BC  V6C 3L2

Attention:     Jerrold Schramm
Facsimile:     (604) 669-1620

(b)	if to the Shareholder, at the address shown on the attached Schedule A hereto, with a copy (which shall not constitute notice) to:

[First Source Resources Inc.
1105 – 1068 Hornby Street
Vancouver, BC  V6Z 1V6]

Attention:     [President and Chief Executive Officer]
Facsimile:     (604) ●

or to such other address as the relevant party may from time to time advise by notice in writing given pursuant to this Section 6.9. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or

11

delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

6.10	Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

6.11	Expenses

Each of the parties shall pay its respective legal and other costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

6.12	Counterparts

This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of facsimile or electronic transmission.

6.13	Independent Legal Advice

The Shareholder acknowledges that:

(a)	he, she or it has read this Agreement in its entirety, understands it and agrees to be bound by its terms and conditions;

(b)
he, she or it has been advised to seek independent legal advice with respect to executing and delivering this Agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and

(c)	he, she or it is entering into this Agreement voluntarily.

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IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

SIGNED, SEALED AND DELIVERED in the presence of:	) ) ) ) ) )
Witness Name:		[NAME OF SHAREHOLDER]

CB GOLD INC.

By:
Name: Title:

SCHEDULE A

FIRST SOURCE SHARES AND FIRST SOURCE OPTIONS

The following table indicates the number of First Source Shares and First Source Options beneficially owned, directly or indirectly, by the Shareholder (please provide the details of any indirect ownership).

Name of Shareholder	Address of Shareholder	Number of First Source Shares	Number of First Source Options
●	●	●	●

SCHEDULE “F”
AMALCO OPTION EXCHANGE TERMS

Exchange of First Source Options for Amalco Options

Holder	First Source Options Terms			Amalco Option Terms
	Number of First Source Options	Exercise Price	Expiry Date	Number of Amalco Options	Exercise Price	Expiry Date
Peter Smith	135,008	$0.15	April 30, 2012	34,361	$0.59	April 20, 2011
Douglas Smith	85,008	$0.15	April 30, 2012	21,636	$0.59	April 20, 2011
Thomas Lamb	85,008	$0.15	April 30, 2012	21,636	$0.59	April 20, 2011
Michael Raven	95,008	$0.15	April 30, 2012	24,181	$0.59	April 20, 2011
Total:	400,032			101,814

Exchange of CB Gold Options for Amalco Options

Holder	CB Gold Option Terms			Amalco Option Terms
	Number of CB Gold Options	Exercise Price	Expiry Date	Number of Amalco Options	Exercise Price	Expiry Date
Serafino Iacono	500,000	$0.50	April 19, 2011	500,000	$0.50	April 19, 2011
Miguel de La Campa	500,000	$0.50	April 19, 2011	500,000	$0.50	April 19, 2011
Peter Barnes	500,000	$0.50	April 19, 2015	500,000	$0.50	April 19, 2015
Juan Manuel Pelaez	500,000	$0.50	April 19, 2015	500,000	$0.50	April 19, 2015
Fabio Capponi	250,000	$0.50	April 19, 2015	250,000	$0.50	April 19, 2015
Giles Baynham	250,000	$0.50	April 19, 2015	250,000	$0.50	April 19, 2015
Ana Milena Vasquez	250,000	$0.50	April 19, 2015	250,000	$0.50	April 19, 2015
Susan Rubin	250,000	$0.50	April 19, 2015	250,000	$0.50	April 19, 2015
Dawn Wattie	250,000	$0.50	April 19, 2015	250,000	$0.50	April 19, 2015
Alberto Martin Rios Carranza	100,000	$0.50	April 19, 2015	100,000	$0.50	April 19, 2015
Victor Francisco Torres Zambrano	75,000	$0.50	April 19, 2015	75,000	$0.50	April 19, 2015
Juan Pablo Rincon	60,000	$0.50	April 19, 2015	60,000	$0.50	April 19, 2015
Humberto Rangel Lizcano	50,000	$0.50	April 19, 2015	50,000	$0.50	April 19, 2015
Tauka Elena Ziritt	10,000	$0.50	April 19, 2015	10,000	$0.50	April 19, 2015
Total:	3,545,000			3,545,000

CB Gold Options granted after June 28, 2010 will be exchanged at the Effective Time under the Amalgamation for the same number of Amalco Options, each of which Amalco Options will have the same exercise price and expiry date as the CB Gold Option it replaces.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

CB Gold Inc. has previously filed with the Securities and Exchange Commission (the "SEC"), an Irrevocable Consent and Power of Attorney on Form F-X.

CB Gold Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CB GOLD INC.
By:	/s/ Fabio Capponi
	Name:	Fabio Capponi
	Title:	President and Chief Executive Officer
	Date:	July 7, 2010